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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Univar

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DAT : 5/10/07

A guide to understanding the business of Univar.

UNIVAR

How well do you know us?

You might know that we have consistently posted profitable growth virtually every year for decades, regardless of the prevailing business climate.

You probably know that we lead most of the major markets we serve, and that those markets still offer tremendous growth potential.

You may even know that our customer base exceeds a quarter million companies across a wide range of industries, and that our distribution network stretches across North America and Europe to expertly handle thousands of different products.

And if you really follow our business, you might know that the chemical distribution industry is evolving in our favor, as chemical producers increasingly outsource marketing, distribution and logistics, and as producers and end users gravitate to larger, established distributors like Univar.

All of this, of course, is good news for shareholders.

But these are really just the basics. There are other aspects of our business model that are less well known, but equally essential to our continued growth and profitability. To help increase your understanding of how we create value for our shareholders, we'd like to share some lesser known, but no less compelling, facts about our company...

CONTENTS

We sell chemical products to companies that use those chemicals to make things. As manufacturing activity goes up or down, our sales move somewhat in step. But even when manufacturing is in a slump, our sales typically grow—a bit slower, but they grow nonetheless. In the last two decades, we have weathered various economic cycles, yet have still maintained steady sales growth.

The greatest influence on our financial performance is the health of the manufacturing economy.

Fluctuation in the wholesale prices we pay for chemicals isn't the only factor affecting our margin. Univar's pricing includes compensation for processing, packaging, transportation and other services we provide our customers. That margin is the basis of our profit. So, our source of income is less subject to the rise and fall of prices than that of chemical manufacturers.



More of our profits come from the value added services we provide than from movements in the price of chemicals.

Our inventory moves continuously—on average within 40 days. So even when chemical pricing is volatile, we often sell our products before price changes take effect. We also avoid non-indexed, long-term price commitments with either our producers or our customers.


We face little inventory risk from changing chemical prices.

As a result of our operating leverage, growth in sales and gross margin dollars—even modest growth—drives operating income at a significantly higher rate. Our labor costs are relatively stable. Our facility costs are mostly fixed. And our distribution centers have the flexibility to accommodate additional capacity should we need it. So as volumes of chemicals sold through our network increase, we can process them seamlessly, and **the marginal profit contribution of those products increases more rapidly.**



We benefit from significant operating leverage.

Even in a mature industry like ours, we're aiming for revenue growth that outpaces that of the gross domestic product in the markets we serve. How will we grow? By focusing on such growth industries as food, pharmaceuticals and energy. By leveraging global economy-of-scale opportunities in high-volume, core commodity products. And by making strategic acquisitions that can enhance our product offerings and our technical expertise.



We expect to grow faster than the GDP.

Univar's results since 1985 demonstrate steady growth, even in down chemical cycles or economies with no major fluctuations.

SALES 1985–2005



$7B
$6B
$5B
$4B
$3B
$2B
$1B
$0
1985
1990
1995
2000
2005

EBITDA 1985–2005



$290M
$10M
1985
1990
1995
2000
2005

A more than 20-year track record of profitable growth is more than a point of pride or a set of numbers on a chart. It is a critical component of our strength and the foundation for our continued growth and future success.

UNIVAR N.V. REVENUES

USA	49%
CANADA	16%
EUROPE	33%
OTHER	2%

UNIVAR N.V. EBIT

USA	54%
CANADA	34%
EUROPE	19%
OTHER	(7%)

Univar N.V. is one of the world's leading independent industrial chemical distributors, with operations primarily throughout North America and Europe. The company also provides specialty distribution services in selected market segments, and is the leading supplier of products to the urban pest contro industry in the United States and to the agriculture sector in Canada.

Univar N.V. comprises three distinct business units that serve three broad geographic regions: Univar USA, Univar Canada and Univar Europe, the latter operating in 18 countries, as well as China. In 2006, Univar USA accounted for 49% of revenues; Univar Canada, 16%; Univar Europe, 33%; and Other (principally developing businesses), 2%.

Univar purchases thousands of different chemical products in factory pack or bulk liquid quantities and then sells and delivers them to some 250,000 industrial customers. Univar's product range includes commodity products (both dry and liquid) and specialties sold on a technical basis through often-exclusive specialized industry channels. Large-volume purchases are transported to Univar, or sometimes directly to its customers, by barge, truck, railcar or tank car. Major end-use markets include food and beverage, pharmaceuticals, personal care, compounding, polymers, electronics, chemical manufacturing, crop protection, forestry, mining, oil and gas, biofuels, coatings/inks/adhesives, water treatment and pest control. In addition, Univar provides a number of related services to its customers, such as blending of chemicals, managing customer inventories, providing technical support, packaging and labeling, and waste management.

Univar operates an extensive network of 160 distribution centers located throughout the United States, Canada and Europe (79 in the US, 25 in Canada and 56 in Europe as of December 31, 2006). Univar provides producers with an efficient distribution channel to the less-than-railcar/truck-load market for a broad assortment of chemical products, both packaged and in bulk. In addition to its geographic coverage and ability to ship lots ranging from one drum or bag to truckload volumes, Univar offers producers in-depth information on the marketplace and a knowledgeable sales force with a focus on specific industries. The availability of products from different producers, the range of quantities and packages (from very small to very large), the logistical infrastructure which allows these products to be delivered on a reliable, just-in-time basis, and knowledgeable sales and support staffs are all strengths of Univar which enable superior customer service. In addition, Univar's expertise benefits customers in complying with complex environmental and regulatory requirements.

Products are transported from Univar's facilities to end users via third parties or Univar's own fleet of over 2,000 trucks, trailers and tank trucks. The majority of products are stored in a Univar distribution center before being transported to the customer. Some, however, are transported directly to the customer from the producer.

In addition to selling chemicals and allied products, Univar uses its transportation and warehousing infrastructure, and broad knowledge of chemicals and hazardous materials handling, to provide important value-added services for its customers. The company's ChemCare® waste management service collects both hazardous and nonhazardous waste products at customer locations, and then works with selected partners in the waste disposal business to safely transport these materials to licensed treatment, storage and disposal facilities.

Univar offers a wide range of services to both chemical suppliers and customers. This role as intermediary between supplier and customer is becoming a stronger one, in particular due to recent trends in the chemical distribution industry, such as outsourcing by chemical producers and an increasing need for supply chain efficiency.

Univar has approximately 6,900 employees based primarily throughout North America and Europe. In 2006, Univar generated net sales of $6.6 billion and operating income of $238.6 million. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, in the United States, and Bradford, England, in the United Kingdom.

Univar shares (UNIVR) are traded on the Euronext stock exchange in Amsterdam.

Registered at the Company Registry of the Rotterdam Chamber of Commerce under number 24334495.

(in US$ millions, except earnings per share and ratios)	2006	2005	Change
Net sales	$6,619.4	$5,986.7	10.6%
Cost of goods sold	5,622.8	5,065.0	11.0
Gross margin	996.6	921.7	8.1
Operating expenses	758.0	714.0	6.2
Operating income before depreciation and goodwill amortization (EBITDA)	284.3	248.2	14.5
Operating income (EBIT)	238.6	207.7	14.9
Net income available to common shareholders	134.2	123.5	8.7
Net operating profit after tax (NOPAT)[1]	155.8	141.0	10.5
Fully diluted earnings per common share	4.65	4.17	11.5
Net cash flow from operating activities	130.4	19.2	579.2
Total investments in capital assets	107.4	64.6	66.3
Average capital employed	1,718.5	1,624.8	5.8
Dividend:			
Common shares	*40.3	26.6	51.5
Stockholders' equity (before dividend to common shareholders)	872.4	783.8	11.3
Long-term debt	544.6	443.5	22.8
Net debt	546.4	465.1	17.5
Current assets : Current liabilities	1.6	1.6	–
Net debt : EBITDA	1.9	1.9	–
Interest coverage (EBITDA : Net interest)	8.6	9.6	–
EBIT : Net sales (%)	3.6	3.5	–
EBIT return on capital employed (%)[2]	13.9	12.8	–
After-tax return on capital employed (%)[3]	9.1	8.7	–

1 NOPAT refers to net income plus after-tax interest expense.
2 Return on capital employed represents EBIT as a percentage of average capital employed, the latter defined as total assets less non-interest-bearing liabilities.
3 After-tax return on capital employed represents NOPAT as a percentage of average capital employed.
* Proposed.

(all figures in US$, except payout ratio and number of shares)	2006	2005	Change
Net sales	$232.85	$204.77	13.7%
Net income available to common shareholders	4.72	4.22	11.8
Net cash flow from operating activities	4.59	0.66	595.5
Total assets	100.71	88.60	13.7
Stockholders' equity	30.91	26.93	14.8
Dividend	*€1.08 ($1.43)	€0.74 ($0.87)	45.9
Payout ratio	30.0%	20.6%	–
Number of shares outstanding:			
Weighted average	28,427,487	29,235,800	(2.8)
At December 31	28,226,237	29,097,987	(3.0)

* Proposed



Gary E. Pruitt
Chairman, Executive Board and CEO

To Our Shareholders:

Fiscal year 2006 was another excellent year for Univar, our fourth consecutive year of superior growth and improved earnings in the four full years since our split-off from Royal Vopak. Growth in 2006, which came from a healthy combination of pound volume increases and chemical price appreciation, reflects a more normal, sustainable performance than we saw over the previous couple of years. In many ways, 2006 was a return to "business as usual," in which our company prospered, but not on the back of unusual external factors or wildly escalating chemical prices.

The Business Environment Was Less Volatile. Our world last year was marked by a slowdown in economic growth in the US and Canada that did not appreciably affect our momentum in these markets, and overall economic improvement in Europe that gave rise to Univar's progress there. The chemical price increases of 2004 and 2005 continued in 2006, albeit at a lower rate. This trend to an extent correlated with the price movements of crude oil, which rose sharply and then pulled back over the course of the year. The price development of chemicals appears to have tracked fairly well with our view expressed last year in these pages, where we postulated that we were in a new pricing paradigm in which, whatever the range in volatility, prices would not return to the structurally lower levels of 2003 and before. We remain of this view as we move into 2007: chemical prices will surely fluctuate in the future, but within a higher range than seen just a few years ago. This should prove beneficial to the financial results of those of us in the business of chemical distribution.

2006 Results Continued Upward Trend. Univar started the year in strong fashion, picking up from where we left off in 2005 by reporting solid consolidated profit growth in the first quarter, and achieving higher year-over-year results throughout the year. For the full year 2006, Univar reported a very satisfactory 14.9% increase in EBIT (earnings before interest and taxes) to $238.6 million, on a 10.6% year-over-year increase in sales, to $6.6 billion.

One important aspect of our 2006 results was the consistently fine performance across all three of our major business units: Univar USA, Univar Canada and Univar Europe. Our businesses in North America continued the steady progress in growth and earnings they have shown over the past several years, and, in absolute terms, remain the major contributors to our overall growth in profitability. Our European business stood out in terms of its achievements in comparison with its own results in previous years. Univar Europe, enjoying some of the fruits of its strategic reorganization, saw 2006 sales increase by 9.1% over 2005 and 2006 EBIT grow by 14.4%. The improvement in Europe was visible over the course of the year, starting off slightly in decline on a year-over-year basis, but more than making up for this in the last six months to post solid growth for the year.

As a result of our strong performance last year and the expectation of continued profitable growth in the future, we announced with third-quarter results that management is recommending an increase in the dividend payout rate in May 2007, to 30% of net income before extraordinary items from 20.6% a year earlier. In this way, our shareholders will directly participate to a greater extent in the profits earned by the company, irrespective of stock market volatility. This new payout ratio, if adopted, will produce the largest dividend, on the highest net income, in Univar's history.

Recent Growth Results Are Sustainable, At A More Moderate Rate. Reflecting on Univar's track record over the past four years since the split-off from Vopak, our accomplishments have been significant. For example, sales have increased at a compound annual growth rate of 11%, while operating expenses as a percent of gross margin have declined over this same period from 85% to 76%. This combined growth and productivity improvement has resulted in operating income increasing at a compound annual rate of 21%, and compound annual growth in earnings per share over this four-year period increasing at an even greater 35%. These are heady numbers by any standard. I am confident in Univar's ability to continue the general upward direction of our recent performance; however, the law of large numbers demands that the amount of EBIT improvement on a percentage basis must begin leveling off to the high-single-digit/low-double-digit range.

Steady organic revenue growth above that of GDP, combined with periodic accelerated growth through acquisition, has been and will continue to be the story of Univar's success. This history is illustrated in the 22-year sales and profit growth charts on page 12 of this report, which document our record of virtually uninterrupted sales growth—throughout economic and chemical cycles—over the past two decades. This progression is sustainable into the future, and when combined with a focus on productivity improvement, creates an environment where consistent profit improvement also is possible.

Industry Consolidation May Be At Hand. We could be at the precipice of the long-awaited consolidation in chemical distribution. In our 2003 Annual Report to Shareholders, we discussed the state of our industry and some of the important trends then developing that might serve to drive consolidation:

- the desire of chemical producers to outsource a greater portion of their distribution and logistics services
- rationalization by chemical producers and end-use customers in the number of chemical distributors with whom they choose to partner
- migration of manufacturing activity in certain important markets (including chemical manufacturing) to emerging economies

All of these forces have been at work over the past three years and are continuing to grow in importance. Today, larger chemical distributors are clearly advantaged through economies of scale in supporting and responding to the changes taking place in our markets. The pressure to get bigger has never been more real. Consolidation can only help the quality of our markets, as fewer, but larger, competitors will likely create a more stable and rational competitive environment.

In closing, as always I would like to acknowledge the contributions of the men and women of Univar around the world for their role in delivering our fine performance this year. They are the people who make Univar a world leader in chemical distribution, and it is to them that all credit for our accomplishments is due. Congratulations to the Univar team on a job well done, again, in 2006.

To our shareholders, thank you for your continued support of Univar. We appreciate your confidence in our company.

Sincerely,



Gary E. Pruitt
Chairman, Executive Board and Chief Executive Officer
Rotterdam, March 7, 2007

Understanding the business of Univar entails not only recognizing our role in the supply chain but also grasping how macroeconomic factors and other market forces play out in our world. Our business is straightforward, but also complex. It is detail driven, but on a vast scale. We are—at once—local, regional and global.

We are proud of our performance this past year and look forward to sharing our 2006 results with you in the pages of this report.

Selected Financial Highlights by Major Business Unit

(all dollar amounts in US$ millions)

UNIVAR USA	2006	2005	Change
Net sales	$3,264.0	$2,958.7	10.3%
Gross margin	501.6	464.8	7.9
Operating expenses	373.5	350.3	6.6
EBITDA	152.2	135.0	12.7
EBIT	128.1	114.5	11.9
EBIT : Net sales	3.9%	3.9%	–
Average capital employed	814.3	791.8	2.8
EBIT return on capital employed	15.7%	14.5%	–

UNIVAR CANADA				Change (currency-neutral)
Net sales	$1,078.3	$958.7	12.5%	5.6%
Gross margin	168.5	147.9	13.9	7.0
Operating expenses	88.2	81.4	8.4	1.6
EBITDA	86.5	71.7	20.6	13.5
EBIT	80.3	66.5	20.7	13.6
EBIT : Net sales	7.4%	6.9%	–	–
Average capital employed	214.5	207.6	3.3	(3.3)
EBIT return on capital employed	37.4%	32.0%	–	–

UNIVAR EUROPE				
Net sales	$2,149.6	$1,970.8	9.1%	8.0%
Gross margin	316.1	301.0	5.0	3.9
Operating expenses	270.1	260.8	3.6	2.5
EBITDA	60.5	54.2	11.6	10.3
EBIT	46.0	40.2	14.4	13.0
EBIT : Net sales	2.1%	2.0%	–	–
Average capital employed	645.5	604.9	6.7	11.6
EBIT return on capital employed	7.1%	6.6%	–	–

UNIVAR USA

Terry Hill
President

Frank Mirabelli
Senior Vice President – Finance and Administration

Robert Bennett
Vice President – South Central Region

Al Cummins
Vice President – North Central Region

Sarah Dixon
Vice President – Southeast Region

Joe Ripp
Vice President – Northeast Region

Brian Rinehart
Vice President – Western Region

John Bolanos
Vice President – Professional Products & Services

UNIVAR CANADA

Randy Craddock
President

Joel Kallner
Vice President – Finance and Administration

Willy St. Cyr
Vice President – Eastern Canada

Barry Nicholls
Vice President – Western Canada

Rick Pierson
Vice President – Agriculture

UNIVAR EUROPE

John Phillpotts
President

Chris Morley
Vice President – Finance and Administration

Guy Monteil
Vice President – Commercial

John McKenzie
Vice President – Sales and Marketing

Paul Symmons
Vice President – Operations and IT

In 2006, Univar USA met its objective of growing business ahead of GDP.

Throughout the year, we executed against our key strategies of *targeted aggressive growth, market leadership and low-cost distribution,* as we continued to focus on industries with strong growth profiles based on local population demand, including energy, food, pharmaceuticals, personal care and compounding. Univar USA's 10.3% growth in sales, to $3.3 billion in 2006, with an 11.9% increase in EBIT, to $128.1 million, affirm the soundness and success of our strategic realignment begun in 2003.

Among our targeted growth industry sectors, energy and pharmaceuticals registered the highest growth rates, with strong double-digit gains over the prior year. Food ingredients, personal care and compounding also saw solid increases ahead of the overall growth rate for the balance of Univar USA's industrial chemical business.

Our core business growth was further fueled by the contributions of our alternative channels to market, including Professional Products & Services® (PP&S), the leading distributor of chemicals and equipment for the professional pest management industry; ChemCare®, our service for collecting and arranging for the transportation of hazardous and nonhazardous waste to appropriate disposal sites; Mozel®, our sales channel into the CASE (coatings, adhesives, sealants and elastomers) market; and ChemPoint.com™, Univar's Internet-enabled telemarketing distribution service for the sale of specialty chemicals.

Univar USA seeks market leadership, not only in the overall US chemical distribution industry but also in each individual segment of the markets where we choose to compete. In 2006, to support our penetration of the US market, we transitioned our entire sales organization to a customer relationship management software tool that supports the Univar Sales Operating Process. This process facilitates "command and control" of our sales organization through a structure that includes territory and customer planning, development of growth targets and tactics to achieve them. The supporting sales tool helps the sales organization collect information that leads directly to more productive and strategically directed activity, higher sales volumes and increased market share.

2006 also saw the continued development of a new sales model, a key element of which is our National Contact Center strategy, which will increase both the quantity and quality of our contact with customers. The Contact Centers use our structured sales process in combination with customer relationship management software and computer telephony technology to initiate sales contact by telephone with medium-sized customers whom we identify as having growth potential. This new capability enables our field sales organization to concentrate its efforts on larger, more complex accounts, where face-to-face interaction is particularly important. Initial staffing of the center began during the second quarter, and it will be in full operation during the third quarter of 2007.

Our low-cost distribution strategy revolves around cultivating a culture of continuous improvement. Ongoing optimization of our distribution network, to contain costs while improving our overall quality of service, is a never-ending process. In 2006, in an effort to ensure a proper balance to the "quality of service" component of this equation, we added a key management position to our organization: Vice President, Quality Assurance. This individual is responsible for supporting the growth of our key focus industries while continuing to elevate our standards of business practice.

During the year, we formalized a strategic partnership with Odyssey Logistics & Technology to provide support and commercial expertise for industrial inbound freight from our suppliers destined for Univar facilities and direct customers. This includes carrier qualification, contracting, load tendering, shipment execution and invoice auditing/payment. Our goal is to achieve the best balance between service and shipment costs. Carrier rates will in many cases be reduced as a result. Purchase orders will automatically become freight orders without need for a separate communication with the carrier, saving Univar valuable time and ensuring accuracy of freight arrangements. Real-time tracking of third-party orders placed with Univar will improve shipment visibility to our customers, as will new automatic shipment alerts. Univar will benefit directly from data instantly available for reporting and decision-making. This will include key performance indicators for our carriers. Implementation of Odyssey's Transportation Management System will occur from mid-2007 through mid-2008.

In other aspects of our operations, the culture of continuous improvement has resulted in asset utilization and network efficiency activities leading to positive trends for tank farm, warehouse and transportation throughputs per man-hour. We have improved our administrative management support for inbound freight movements from suppliers directly shipped to customers or to Univar facilities. And, as always, we continue to evaluate our network facilitation, expanding capacity where needed and consolidating in smaller, less-efficient localities to improve critical mass.

Univar Canada

Our results benefited from a favorable Western Canadian economy and the strong market position we hold across a broad range of industries.

In 2006, Univar Canada built on its strong results of 2005, posting another fine year. With solid customer and supplier relationships and a commitment to sound expense management, Univar Canada again produced excellent year-over-year gains in revenues, gross margin and EBIT. As in 2005, these results were led by the resources sector, with the manufacturing sector also contributing to growth. Despite encountering difficult weather conditions in parts of the Prairie Provinces, the agricultural division produced improved results again in 2006.

During the first half of 2006, Univar Canada's industrial chemicals business saw volume increases, and price erosion on many products after the price increases caused by the supply shortage related to the US hurricanes in the latter half of 2005. In particular, strong oil prices persisted to drive robust business through Western Canada, with the primary beneficiary being Northern Alberta. The volume expansion was due to growth in several industries, including construction, energy and mining. While the Eastern Provinces also experienced volume growth, it was offset by a continued high Canadian dollar that impacted Canadian manufacturers who rely on the US as an export customer. The high Canadian dollar also made Canada attractive for US competitors to enter the market. In this environment, an ongoing focus on gross margin defense, volume growth and operating expense control led to excellent financial results for the business.

Univar Canada's agricultural business achieved modest sales and EBIT improvement over the prior year on volume growth, despite price pressure on significant products caused by both competitors and the increasing popularity of generic brands. Nonetheless, we realized market share growth on strategic brands. Although weather conditions in 2006 were better than the poor conditions experienced in most areas in 2005, the timing of weather patterns affected the application of certain product groups, such as fungicides, preventing the company from achieving its full sales potential on these products. A concerted effort from the sales, credit and purchasing teams significantly reduced capital employed in the agricultural business compared to 2005 levels. This included working with both customers and suppliers through programming options to more effectively manage working capital levels.

Our solid market position in the energy sector and strategic emphasis on this business continue to be strong drivers of business growth. In our 2005 report, we noted our focus for 2006 on protecting and building market share in our already strong Western energy business. We are pleased to report that we were successful in growing this business again in 2006, and we continue to position Univar as a leader in both product supply and value-added technical and sales support to the quickly expanding oil and gas drilling activities in British Columbia, Alberta and Saskatchewan.

In July 2006, Univar Canada made a strategic change to its source for methanol, a key component in our portfolio of products supporting the energy, industrial and forestry sectors. This change was prompted by the announcement from our leading methanol supplier that it was closing its manufacturing facility in Edmonton, Alberta, by the end of 2006. The new supplier arrangement will allow Univar not only to remain competitive but also to provide secure supply, which is critical to servicing our customer base and growing the business. To support this growth, capital investments have been made at the Univar facilities in Calgary, Edmonton and Grande Prairie, Alberta. In addition, a warehouse and bulk storage facility, accessible by rail and road, is being built in Fort St. John, British Columbia. These enhanced facilities will be a key part of the overall logistics support and growth solution for methanol distribution in Western Canada.

Our regionalization strategy helped to drive growth in sales and profit as Univar Europe now provides a single platform to chemical producers and customers alike.

Univar Europe continues to make progress toward lessening the impact of country borders in defining the manner in which it goes to market. While our European business was formerly a confederation of companies characterized by country geography, in 2006 the business was organized into five regions, which better align management focus as a common European entity with a pan-European industry focus. This strategy has been instrumental in making Univar Europe a preferred channel to market for chemical producers wishing to access the market from this broad-based total European perspective.

2006 was decidedly a year of two distinct halves, with the first half tracking at performance levels similar to 2005, but then very strong growth in the second half accounting for most of the full-year gain. From May onward, the economic resurgence in mainland Europe fed through to the distributor sector and provided one of the most positive trading environments for several years.

Acquisitions play an important role in our growth plans. Univar Europe completed two relatively small but strategically important acquisitions during the year. JSM, based in Valencia, Spain, was acquired in April and is now fully integrated. It provides Univar Europe with a strong commodity platform in this important industrial region on which to build our full portfolio of products. The same is true for Achimar in Italy, which was acquired at the end of October. This business, situated just south of Rome, comprises a purpose-built full-range distribution platform to complete our Italian infrastructure. The addition of Achimar allows us to effectively serve the central and southern part of the country, complementing our already strong position in the north.

Acquisitions also play an important role in leading us into new markets. In 2006, we further capitalized on our 2005 acquisition in Poland by making green-field investments in the Czech Republic and Hungary. In 2007, we anticipate making further acquisitions and/or green-field investments in Eastern Europe, building toward critical mass in these important emerging markets.

Supply chain efficiencies are driving our operational agenda. Pushing forward with supply chain efficiencies and optimizing our infrastructure continued to be a key focus for us in 2006. In this regard, our strategy to upgrade our IT platforms moved forward significantly with ERP (Enterprise Resource Planning) upgrades completed in Switzerland and Germany and, most importantly, the conversion of our French business to SAP. Successfully completed, these ERP templates now can be rolled out on an accelerated basis to other regions, providing us with better, more comprehensive, information systems.

2006 also brought important progress in our efforts to rationalize and improve the efficiency of our distribution networks in the UK and France. Much of the work to define what needs to be done has been accomplished, and over the course of the next three or four years most of these network efficiency projects will be implemented.

REACH (Registration, Evaluation and Authorization of Chemicals), the European Union legislation intended to further higher safety standards for manufactured chemicals, remains a cloud on the horizon that will present the whole chemical industry with challenges. Univar is no exception, but with some 90% of our suppliers indigenous to Europe, we believe the REACH process to be not only manageable but also an opportunity for further enhancing our reputation and position. We have a dedicated cross-functional team working on REACH risk management, readiness and implementation.

The key to successful distribution is innovation. Innovation is integral to our success going forward, and we are pleased about some very promising developments in widening our channel strategies for both customers and suppliers. One of the most promising initiatives is the extension into Europe of ChemPoint.com, our unique Internet-based channel to market. We expect to see similar success with *Impact*, a specific telemarketing tool available for both internal and external use. And our growing global Corporate Accounts business continues to provide some very large and key customers with a powerful aid to their sourcing and supply chain needs—on a total-Europe basis and often in coordination with Univar's North American business.

Report of the Executive Board

OVERVIEW

In 2006, Univar again achieved solid financial results. Consolidated sales and EBIT grew at low–double-digit rates, well ahead of overall economic growth in our markets. The company returned to a more normalized environment after an approximately two-year period of rapidly escalating chemical prices in 2004–2005. While moderate chemical price increases again contributed to the company's sales growth in 2006, volume gains provided a clear boost to revenues as well. Economic performance in Univar's markets, always a major factor in our business results, moderated in North America and significantly improved in Western Europe.

All three major Univar business units achieved solid sales growth. Reported sales increased by 10.6%. Consolidated organic sales growth was 8.9%, with currency movements modestly boosting reported results. Revenue acceleration developed in the first half of the year due to both chemical price increases and volume increases (pound volume was up 4% in the first half). In the second half, chemical prices were approximately flat versus the previous year while volume gains matched those of the first half. Volume growth was 4% for the year. The momentum of the first three quarters slowed in the fourth quarter—which compared against an unusually strong year-ago fourth quarter—and while Univar Europe nonetheless continued its fine momentum through the end of the year, Univar's North American business units achieved only slight growth in the fourth quarter.

Economic improvement in the industrial sector continued albeit at a slower pace in North America and improved significantly in mainland Europe. For the year, Univar USA responded with sales and EBIT increases of 10.3% and 11.9%, respectively. Univar Canada had another very good year and achieved its 14th consecutive year of growth in sales and EBIT with gains of 12.5% and 20.7%, respectively. Univar Europe rebounded from its 2005 performance to post solid growth in sales and EBIT of 9.1% and 14.4%, respectively. In absolute terms, the company continued to extract most of its operating profits from the US and Canada, but Europe's performance was noteworthy both from the standpoint of its turnaround and for the relative improvement in EBIT dollar contribution to $46 million.

Gross margin dollars, a key metric for Univar, increased by 8.1%. Gross margin percentage for the year was 15.1% compared with 15.4% in 2005. For the fifth consecutive year, Univar reported an improvement in net income available to common shareholders, with an increase of 8.7% over 2005. Net income growth was restrained by substantially higher interest expense and a higher, more representative, tax rate.

Currency movements generally had a combined modest positive effect on financial results in 2006. In Europe, only a small part of the increase in net sales, gross margin and EBIT was attributable to currency movements, whereas the strong performance in Canada was substantially aided by the effects of foreign currency exchange. All three major business units performed above 2005 on a currency-neutral basis.

HIGHLIGHTS

Univar recorded sales of $6,619.4 million in 2006, an increase of 10.6% from $5,986.7 million in 2005. On a currency-neutral basis, sales increased by 9.1%, well ahead of GDP growth in Univar's markets. EBITDA increased by 14.5% to $284.3 million in 2006 from $248.2 million in 2005, primarily due to higher sales and gross margin, and controlled expenses. The company reported EBIT of $238.6 million, up 14.9% compared with $207.7 million the previous year. Earnings per common share after taxes for 2006 were $4.72 compared to $4.22 in 2005.

Operating expenses as a percent of gross margin continued to decline in 2006, to 76.1% from 77.5% in 2005, with the smallest percentage growth in expenses occurring in the company's most significant expense category, personnel costs, at 2.8%. The largest percentage increase in operating expenses occurred in depreciation expense, a non-cash charge. The company's EBIT margin (EBIT as a percent of sales) improved to 3.6% in 2006 from 3.5% in 2005. After-tax return on capital employed increased to 9.1% in 2006 from 8.7% in 2005.

Consolidated Key Results

(in US$ millions, except EBIT margin and per share results)	2006	2005	Change	Change (currency-neutral)
Net sales	$6,619.4	$5,986.7	10.6%	9.1%
Gross margin	996.6	921.7	8.1	6.5
Operating expenses	758.0	714.0	6.2	4.8
Operating income before depreciation and goodwill amortization (EBITDA)	284.3	248.2	14.5	12.3
Operating income (EBIT)	238.6	207.7	14.9	12.5
EBIT margin (EBIT : Net sales)	3.6%	3.5%	–	–
Net income available to common shareholders	134.2	123.5	8.7	5.9
Basic earnings per common share	4.72	4.22	11.8	9.0

As a result of Univar's continuing strong operating performance, the company intends to recommend to the shareholders for approval at the Annual General Meeting of Shareholders a 45.9% increase in the annual cash dividend to €1.08 per share. The company will propose an increase in the 2007 dividend payout ratio to 30% of 2006 net income. In 2006, the dividend payout ratio was 20.6% of 2005 net income.

MARKET ENVIRONMENT

Modest improvement in the chemical markets in the US, strength in Western Canada offset by a soft Eastern Canadian economy, and helpful economic growth in mainland Europe influenced Univar's performance in 2006. Chemical prices improved through much of the year, though more slowly than in the two previous years, and peaked by the fourth quarter. Moderate volume growth fostered by the economic environment and our own execution improvements compared favorably with that of 2005.

Outlook Based on our view of economic and business conditions in the markets we serve, Univar believes it is well-positioned to achieve year-over-year operating performance improvement in sales and EBIT again in 2007.

FINANCIAL PERFORMANCE

Net Sales The company's 2006 sales were $6,619.4 million compared with $5,986.7 million in the prior year, an increase of 10.6%. Sales increased 9.1% on a currency-neutral basis. All three major business units experienced solid sales growth. In the US, sales increased by 10.3% to $3,264.0 million in 2006 from $2,958.7 million in 2005. European revenues increased 9.1% to $2,149.6 million from $1,970.8 million in 2005, or 8.0% on a currency-neutral basis. Sales in Canada increased to $1,078.3 million from $958.7 million in 2005, an increase of 12.5%. On a currency-neutral basis, this increase was 5.6%. The sales increase for the company is attributable primarily to both higher chemical prices and meaningful volume growth. The portfolio of products sold by Univar increased in price during the year by an average of approximately 5%. The company realized an increase in overall pound volume in 2006 of approximately 4%.

Gross Margin Univar's gross margin dollars increased 8.1% in 2006, with the company recording $996.6 million in gross margin compared with $921.7 million in 2005. Consolidated gross margin as a percent of sales was 15.1% in 2006, down from 15.4% in 2005. Gross margin percentage was down slightly in both the US and Europe, and slightly up in Canada. The consolidated decline in percentage was due to continuing competitive pressures and generally increasing chemical prices for most of the year. Gross margin dollars per pound increased 5.3% on a consolidated basis.

Operating Expenses Operating expenses on a consolidated basis increased by 6.2% in 2006, to $758.0 million from $714.0 million in 2005. On a currency-neutral basis, expenses increased by 4.8%. Univar Canada and Univar Europe, on a currency-neutral basis, limited total operating expense growth to 1.6% and 2.5%, respectively. Univar USA's operating expenses increased by 6.6% due in part to significant investment in developing business opportunities (ChemPoint.com and our telesales initiative). The smallest percentage growth occurred in the company's largest expense category, personnel costs, at 2.8%, with the greatest percentage increase in operating expenses occurring in depreciation expense, a non-cash charge. The company's continued focus on expense management combined with solid sales and gross margin growth resulted in a decline in expenses as a percent of gross margin in 2006 to 76.1% from 77.5% the previous year.

Operating Income (EBIT) EBIT for 2006 increased 14.9% to $238.6 million from $207.7 million in 2005. EBIT margin improved to 3.6% in 2006 compared with 3.5% in 2005. The increases were a result of the increases in net sales and gross margin dollars from 2005 levels, combined with improved expense leverage. In addition to the contribution from Univar's primary business segments, EBIT reflects the investments in developing businesses, including Dureal, and certain holding company–related expenses, which together generated operating losses of $15.8 million and $13.5 million in 2006 and 2005, respectively.

Net Interest Expense Net interest expense increased to $33.1 million compared with $25.9 million in 2005. The 2006 interest expense includes the effect of higher market interest rates, an increase in debt levels due to investment in working capital in connection with higher sales levels, and increased debt related to the purchase of shares of the company's common stock for treasury.

Taxation Income tax on income from ordinary activities in 2006 was $71.1 million compared with $59.4 million in 2005. The effective tax rate was 34.6% in 2006 compared with 32.5% in 2005 (the latter rate benefited, as a result of a favorable ruling by the Tax Court of Canada in 2005, from a one-time recovery of income tax expensed in prior years in the amount of $4.8 million). The 2006 tax rate is considered a more representative tax rate for the company going forward.

Exchange Rates 2006

	Income Statement Rate Average local currency vs. US$	Balance Sheet Rate Year-end local currency vs. US$
EUROPE		
Euro	1.25420	1.31860
British pound	1.84067	1.96599
Swedish crown	0.13555	0.14594
Swiss franc	0.79766	0.82079
Norwegian crown	0.15595	0.16002
Danish crown	0.16812	0.17685
Polish zloty	0.32219	0.34428
NORTH AMERICA		
US dollar	1.00000	1.00000
Canadian dollar	0.88209	0.86409

Net Income Available to Common Shareholders Net income available to common shareholders improved by 8.7% to $134.2 million in 2006 compared with $123.5 million in 2005.

Earnings per Share Earnings per common share for 2006 increased by 11.8% to $4.72 compared with $4.22 the previous year. EPS was affected by both the increased interest expense resulting from the April 2006 buyback of 980,000 of the company's own shares for $50.1 million and the resulting reduction in shares outstanding to which net income is apportioned.

Dividend to Common Shares A proposal will be made at the Annual General Meeting to declare a cash dividend for the 2006 fiscal year of €1.08 ($1.43) per share payable May 16, 2007, to common shareholders of record on May 15, 2007. This amount would be a 45.9% increase from the 2005 dividend of €0.74 ($0.87) per share, and represents an increase in the payout ratio to 30% of net income for 2006 compared with 20.6% in 2005. On a US$-equivalent basis, the increase in the dividend is 64.4%.

Cash Flow from Operating Activities Net cash flow from operating activities was $130.4 million in 2006 compared with $19.2 million in 2005. The difference primarily reflects a $22.7 million increase in working capital in 2006 compared with a $107.6 million increase in working capital in 2005.

Financial Position The balance sheet at December 31, 2006, showed an increase in total assets of $264.6 million from a year earlier, to $2,842.7 million from $2,578.1 million. This increase was primarily in accounts receivable, inventories, and property, plant and equipment. Equity (before the proposed dividend to common shares) increased to $872.4 million from $783.8 million, primarily due to additions from net income ($134.2 million) less shares purchased for treasury ($50.1 million). Net debt increased primarily as a result of investment in property, plant and equipment of $85.6 million for the year (compared with $63.7 million in 2005) and the April 2006 repurchase of common shares for $50.1 million.

Return on Capital Employed After-tax return on capital employed for the year increased to 9.1% from 8.7% in 2005. ROCE represents net operating profit (net income plus after-tax interest expense, or NOPAT) as a percentage of average capital employed. Capital employed is defined as total assets less non–interest-bearing current liabilities. Average capital employed was $1,718.5 million in 2006 and $1,624.8 million in 2005.

Foreign Currencies For Univar, the principal foreign currencies versus the US dollar are the Canadian dollar, the euro and the British pound. Income and expense items in foreign currencies are translated at the weighted-average exchange rates applicable for the period.

International Financial Reporting Standards (IFRS) The consolidated financial statements of Univar have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union.

UNIVAR CORE VALUES

Univar is committed to being a responsible corporate citizen everywhere it operates. Its *Statement of Core Values* reflects this commitment:

Safety: Safety is the first priority, the most important aspect of our work.

Ethics: We treat every individual in our business and personal practices ethically with integrity and honesty.

Leadership: Each of us strives to lead and motivate by example and consistently live up to these core values. We coach, train, develop and empower employees to reach their full potential.

Employees: We respect and value every employee and are committed to support and develop each other personally and professionally.

Environment: We are committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Continuous Improvement: We will improve results for all our stakeholders by doing the right things better every time.

SAFETY

Safety is the first priority, the most important aspect of our work.

Safe operational practices, healthy working conditions and care for the environment are essential to the well-being of Univar employees and to the company's success. Therefore, the company is committed to its global Safety, Health and Environment (SHE) policy at all levels of the organization, and it is an integral component of all business operations:

Global SHE Policy We recognize that safe practices, healthy working conditions and conservation of our environment are essential to achieve sustainable profitability and continuity for our company and employees. We are committed to ensuring that our operations do not have a negative effect on the environment or the health and safety of our employees and neighbors. To meet our commitments we will:

- protect the environment, the safety, health and welfare of our employees and the health and safety of customers, contractors, the community and other people in relation to all of our activities through the control of our workplace environment
- continually improve our processes to manage safety, health and environmental performance
- contribute to the continuity of our company through the recognition, evaluation and control of hazards and the prevention of pollution
- meet the applicable legislation, regulations and industry standards that govern our business
- establish and review our objectives and targets to ensure we are meeting our safety, health and environmental commitments
- provide the necessary resources, time and money to support the implementation of this policy
- train our employees to ensure they are aware of and understand their roles and responsibilities in meeting the commitments outlined in this policy
- make this policy available to all stakeholders and display it at all of our locations

Univar management in each business unit is responsible for the local implementation of the SHE standards that have been established on a companywide basis in the global SHE policy. Important elements of these standards include organization and communication, standards and procedures, security, training and education, reporting, assessment and controls, and change management.

Univar continued in 2006 to improve its SHE audit program. In North America, both business units' already extensive audit programs were enhanced by the addition of outside audits by the company's insurance carrier. Univar Europe expanded its audit program beyond intra-country audits to include three additional elements: inter-country audits by teams of SHE and operations managers; overall audits by European corporate SHE managers; and outside audits by the company's insurance carrier.

Of additional interest in Europe is the recently enacted Registration, Evaluation and Authorization of Chemicals (REACH) legislation. This European Union initiative could significantly change the face of chemical manufacturing in Europe, and it represents both a threat and an opportunity to chemical distribution. The company will monitor the implementation of this legislation and will be prepared to adjust our business processes as required.

Univar's safety performance for 2006 showed improvement over 2005, and the company reduced its Lost-Time Injury Rate (LTIR) in two of its three business units. Overall, the company's LTIR for 2006 was 3.4 compared with its target of 3.5. Its goal for 2007 is 3.2.

	Lost-Time Injury Rate (LTIR) (per 1,000,000 work-hours)			
	2005 Actual	2006 Target	2006 Actual	2007 Target
Univar Canada	5.2	4.5	4.5	3.0
Univar Europe	4.8	4.3	5.9	4.3
Univar USA	3.0	2.5	1.5	1.4
Univar N.V.	**3.9**	**3.5**	**3.4**	**3.2**

Univar works to eliminate on-the-job accidents in a number of ways: accident prevention efforts through planning, process and facility controls, safety training, safety committees, safety and environmental audits, and post-accident investigations with follow-up steps. Univar's commitment to high safety standards and practices has resulted in a reduction in both safety-related and environmental incidents over the past five years.

ETHICS

We treat every individual in our business and personal practices ethically with integrity and honesty.

The Univar Executive Board has adopted a *Code of Conduct*, a copy of which is available on the company's website in the languages of the countries in which Univar operates. The Executive Board is committed to the high standards set by the Code: at all times Univar employees must act ethically and in compliance with applicable laws.

The Code has whistleblower provisions that require employees to report misconduct and which provide for reporting, where appropriate, to the Executive or Supervisory Boards. The Code and the strict policy of the company prohibit any form of retaliation against employees who report suspected misconduct.

LEADERSHIP

Each of us strives to lead and motivate by example and consistently live up to the core values. We coach, train, develop and empower employees to reach their full potential.

Univar is committed to encouraging leadership by all of its employees. This is accomplished through both the example of day-to-day management and specific training programs.

Both Univar Canada and Univar USA conduct regular manager and supervisor training programs on a variety of topics. Univar USA also conducts a one-week "college" for new company leaders. Univar Europe provides its own Leadership Programme to help develop future leaders.

At the companywide level, in 2006 Univar began conducting a Business Development Program for senior- and middle-level field and staff managers, and other employees who may potentially fill those positions in the future. Participants study strategic management through seminars in financial analysis, marketing analysis and business planning, and strategic thinking and planning. The sessions are led by experienced professors who have taught in similar executive educational programs at various colleges and universities.

Each business unit has a succession plan in place for its key executive and management positions. In these plans potential candidates are identified, as well as their readiness for advancement. For those identified candidates who are not yet ready for a particular position, a development plan is in place to help them complete their preparations.

The company also recognizes its obligation as a corporate citizen to support and contribute to charitable, civic and educational organizations. Univar and its employees are very involved in the communities in which we work and live. This involvement includes both financial and volunteer support.

The company prefers to support financial requests from qualified organizations that provide services in the local communities in which we operate. Each business unit, and each region within these units, is responsible for choosing the local organizations and the level of financial assistance. These decisions are supported by the Univar Foundation.

Our employees also volunteer thousands of hours each year to various organizations in their communities, with the company's support. A particular example of the company's and its employees' community efforts occurred in the aftermath of the hurricanes that struck the US Gulf Coast in the late summer and fall of 2005. Many company employees were affected dramatically by the hurricanes. The company set up relief funds for them and wrote checks to help address their immediate needs. Employees across the US gave money and supplies to their co-workers and to others in the affected areas. Even employees who had themselves suffered significant losses pitched in to help other people in their communities recover from the disasters.

EMPLOYEES

We respect and value every employee and are committed to support and develop each other personally and professionally.

Univar is made up of approximately 6,900 employees working in 21 countries around the world. We are committed to fair employment practices for all of our employees, regardless of their race, color, nationality, religion, gender, age, disability or any other status protected by law.

Univar increased the size of its workforce during 2006 to 6,864 from 6,708, a 2.3% increase. The Univar USA workforce increased to 3,489 from 3,371 employees, a 3.5% change. Univar Canada increased its workforce to 755 from 750, or 0.7%. The Univar Europe workforce increased to 2,503 from 2,474, or 1.2%. During this period, revenues for Univar USA increased 10.3%, 9.1% for Univar Europe, and 12.5% for Univar Canada. The remaining Univar workforce increased to 117 employees from 113 the previous year.

Univar administers the company through its business unit managers, providing them direction and assisting their processes while not trying to manage day-to-day operations. One example of this assistance is the formation of a number of steering committees to analyze administrative functions and identify opportunities for global cooperation. Steering committees are composed of the top business unit managers for the particular functional area, directed by a Univar N.V. executive. Use of steering committees minimizes duplicate costs while facilitating ownership by the business units for the strategies, policies and/or technologies adopted by the organization.

While business unit management may make the final decisions, subject to appropriate levels of authority, steering committees help share best practices and policies and procedures. They also exchange intellectual and technical capital; evaluate technologies and proposed business strategies; address common business unit issues; and look for synergistic opportunities among business units. Steering committees currently operate in the areas of Global Supplier Strategy, International Product Sourcing, Information Technology, Human Resources, Safety, Health and Environment, and Trademarks.

Univar respects its employees' rights of free association. The company generally has good relationships with the unions and councils that represent its employees in a number of its facilities and negotiates in good faith with these employee representatives.

Univar operates training and development programs at every level of the company. We provide our employees with both the skills and knowledge necessary to perform their current work, and opportunities to demonstrate their ability to advance within the company.

ENVIRONMENT

We are committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Environmental and product stewardship are very important values at Univar. We are committed to responsibly handling, storing, transporting and disposing of the chemical products we sell. As a matter of company policy, we follow rigorously all relevant environmental, health and safety regulations as they affect company operations.

In North America, Univar Canada is a member of the Canadian Association of Chemical Distributors and follows the latter's Code of Responsible Distribution. Univar USA is a member of the National Association of Chemical Distributors and is committed to the NACD's Responsible Distribution Process℠, which focuses on the responsible management and distribution of chemicals. Univar is also a member of the American Chemistry Council and is committed to its Responsible Care℠ program. In addition, Univar Europe was one of the pioneers of the Responsible Care program across Europe.

CONTINUOUS IMPROVEMENT

We will improve results for all our stakeholders by doing the right things better every time.

Univar is committed to quality and continuous improvement in all areas of the company. We have an ongoing quality improvement process in place in each of our business units designed to identify potential errors and eliminate them before they happen. Our goal is to increase customer service and help assure that we meet customer requirements the first time.

We also continue to refine our continuous-improvement environment with an emphasis on achieving productivity enhancements. Our managers measure workflow processes to improve the amount of product per employee we move through our facilities, reduce or eliminate unnecessary or redundant inventory and generally increase the return we realize on all assets employed in our business.

CORPORATE GOVERNANCE

Dutch Corporate Governance Code The principles guiding the corporate governance of Univar are set forth in the Dutch Corporate Governance Code ("the Code") published by the Tabaksblat Committee on December 9, 2003. The Code's fundamental principle is "comply or explain," which means that a company either complies with the Code provisions specifically or explains in a properly motivated manner why it is unable to comply or chooses to deviate from a specific Code provision, taking into account the best interests of the company. The Supervisory Board may, but is not required to, seek shareholder approval of such deviations (in which case the company would be deemed in full compliance). Univar is in substantial compliance with the Code. In the few matters where compliance with a specific Code section would be detrimental to the best interests of Univar and its stakeholders, a full and sufficient explanation is provided below. Following is a summary of the corporate governance structure of Univar and a review of the extent to which Univar complies with the best practice provisions of the Code. All of Univar's corporate governance documents are available for inspection at its website www.univarcorp.com.

Univar's Corporate Governance Univar is managed on the principle that a company is a long-term collaboration between the various stakeholders, including employees, shareholders, customers, suppliers, creditors and the communities in which Univar operates, who directly or indirectly influence (or are influenced by) the achievement of the aims of the company. Integrity, supervision, accountability and transparency in reporting are the four cornerstones to building a successful collaboration between the stakeholders of the company and to ensuring the successful continuity of the enterprise. It is Univar's commitment to its stakeholders that it continually applies these values as it strives to achieve its corporate mission: to be the preferred quality partner for the distribution of chemicals.

Shareholder Meetings A general meeting of shareholders ("GM") is held at least once a year in the Netherlands. The meeting is announced at least 15 days in advance and the agenda for the meeting is provided or available for inspection in advance of the meeting. No valid resolutions can be passed unless there was valid notice of the matter. Resolutions of the GM are passed by an absolute majority of the votes cast unless the Articles of Association or the law prescribes a greater majority. Resolutions to amend the Articles of Association require a majority of at least two-thirds of the votes cast.

The GM appoints the members of the Executive and Supervisory Boards based on non-binding recommendations from the Supervisory Board. Important matters on which the GM has approval authority are adoption of the annual accounts; adoption of profit appropriation; additions to reserves and dividends; discharge of the Supervisory and Executive Boards; appointment of the auditor; suspension and dismissal of the members of the Executive and Supervisory Boards; remuneration of the Supervisory Board members; the Remuneration Policy of Executive Board members; authorization to purchase, issue or sell shares in the company's capital; and adoption of amendments to the Articles of Association. The GM must approve certain important decisions that entail a major change in the identity or character of the company. Persons entitled to attend a shareholders' meeting may put items on the agenda of the GM if they represent at least one hundredth of the issued share capital or represent a market value of at least fifty million euros, if such matters are presented in writing to the Executive Board no later than sixty days before the GM and if no vital interest of the company is prejudiced.

Supervisory and Executive Boards Univar operates under a two-tier structure; it has an Executive Board and a Supervisory Board, both of which are elected by the shareholders of Univar. The Supervisory Board makes non-binding recommendations to the GM for election of Executive and Supervisory Board members. The Executive Board and the Supervisory Board have overall responsibility for balancing stakeholders' interests and for ensuring the continuity of the enterprise.

The Executive and Supervisory Boards are accountable to the general meeting of shareholders. The Executive Board also is accountable to the Supervisory Board. The Articles of Association provide for the indemnification of Executive and Supervisory Board members under certain circumstances.

The remuneration of members of the Executive Board and Supervisory Board, as well as the shares and options held by individual members, are presented on pages 72–73 of this report.

Executive Board The Executive Board is responsible for the management of the company and, as such, is responsible for policymaking and the central management of Univar and its subsidiaries. It also is responsible for achieving the company's aims, strategy and policy, and results. Each member of the Executive Board, individually, is authorized to represent Univar. A number of specific matters that are listed in the Articles of Association, By-Laws and/or resolutions of the Executive and Supervisory Boards are subject to the approval of the Supervisory Board.

The Executive Board has By-Laws governing its practices and procedures. The By-Laws are available on the company's website.

The By-Laws of the Executive Board provide for a division of tasks among the Executive Board members. Pursuant to the By-Laws, the Supervisory Board assigned to Mr. Pruitt the responsibilities of chief executive officer. Mr. Holsboer is employed on the basis that he does not devote full time to Executive Board duties. Mr. Holsboer's primary responsibilities are in the areas of corporate governance, strategy and financial reporting. Mr. Pruitt and Mr. Holsboer were elected by the GM for indefinite terms. Executive Board members may be suspended by the Supervisory Board and removed from office by the GM at any time.

Supervisory Board The Supervisory Board supervises the management of the Executive Board and the general course of affairs of the company and the business affiliated with it. According to Dutch law, the standard to be applied is the best interest of the company and its businesses taking into account the interests of all involved. The supervision of the Executive Board by the Supervisory Board includes review of (1) achievement of the company's objectives, (2) corporate strategy and the risks inherent in the business activities, (3) the structure and operation of the internal risk management and control systems, (4) the financial reporting process, and (5) compliance with legislation and regulations.

The Supervisory Board has By-Laws governing its practices and procedures. The By-Laws are available on the company's website.

The Supervisory Board has a profile for its members. The profile is available on Univar's website. The profile provides that the composition of the Supervisory Board represents a balance of backgrounds and that its members have experience in areas that are related to the core activities of Univar and experience in the markets in which Univar operates. The experience of the Board should include international experience ranging from economic and social fields to political and business activities, and should also include experience in human resources management. Given the international scope and volume of Univar's activities, it is important that the Supervisory Board include non-Dutch members who are familiar with Univar's principal markets. The profile of the Supervisory Board provides that the Board shall normally consist of five members, including one member who is a financial expert.

Supervisory Board members are elected by the GM for terms that cannot exceed four years. Supervisory Board members may serve no more than twelve years. The number of Supervisory Board members is determined by the Supervisory Board but cannot be fewer than three.

Supervisory Board Committees The Supervisory Board has three committees comprising members of the Board. The charters of the committees are available on Univar's website.

The Audit Committee assists the Supervisory Board in its oversight of the integrity of Univar's financial statements, the financial reporting process, Univar's system of internal controls, and the review of the internal and external auditors' qualifications, as well as the company's process for monitoring compliance with laws and regulations and the company's Code of Conduct. The composition of the Audit Committee complies with the Corporate Governance Code; one of the members of the committee is a financial expert and all of the members are independent.

The Remuneration Committee develops and recommends the Remuneration Policy to the Supervisory Board and annually provides a Remuneration Report to the Board. The composition of the Remuneration Committee complies with the Code.

The Selection and Appointment Committee develops and recommends the selection criteria and appointment procedures for members of the Supervisory and Executive Boards, periodically evaluates the scope and composition of the Executive and Supervisory Boards, and evaluates the functions of the individual members of these Boards. The composition of the Selection and Appointment Committee complies with the Code.

Auditor The Executive Board is responsible for the quality and completeness of the financial information that is made available to the public. The Supervisory Board supervises the Executive Board's fulfillment of this responsibility. The GM appoints the external auditor and may remove the auditor at any time. The Supervisory Board recommends a candidate to the GM and for this purpose the Supervisory Board receives advice from its Audit Committee and the Executive Board. Every year, the Executive Board and the Audit Committee report to the Supervisory Board on the relationship with the external auditor and, in particular, on the independence of the auditor. The work of the external auditor is supervised by the Audit Committee. The external auditor attends meetings of the Supervisory Board at which the annual accounts are to be adopted. The external auditor attends the GM and may be questioned by the shareholders regarding its audit opinion.

The Audit Committee and the Executive Board conduct a thorough assessment of the functioning of the external auditor once every four years and advise the Supervisory Board on whether to recommend the reappointment of the external auditor by the GM. The four-year cycle started in 2003.

The internal auditor operates under the supervision of the Executive Board. The Executive Board ensures that the external auditor and the Audit Committee are involved in drawing up the tasks of the internal auditor. The Supervisory Board approves non-audit services to be provided by the external auditor after consultation with the Executive Board. The external auditor meets at least once a year with the Audit Committee without any of the company's Executive Board members or the internal auditors being present.

Remuneration The GM determines the remuneration of the Supervisory Board members. The Remuneration Policy for the Executive Board was adopted at the GM held on May 3, 2005. The Supervisory Board approves the remuneration of the Executive Board members. The remuneration of the Supervisory Board members is reported in the annual report of the company. The By-Laws of the Supervisory and Executive Boards implement these requirements. The Remuneration Policy and Remuneration Report are available on the company's website.

Deviations from the Code The Code sets forth a number of Best Practice Provisions governing the conduct of Executive and Supervisory Board members and shareholders. The Code recognizes that non-application of a Best Practice Provision is not in itself objectionable and indeed may be justified under certain circumstances.

The Executive and Supervisory Boards determined that it is not in the best interests of the company or its stakeholders to comply with certain provisions of the Code. These deviations were explained to, and discussed by, the May 6, 2004, Annual General Meeting of Shareholders.

Article II of the Code states the principles and best practices regarding (a) the role and procedure, (b) remuneration, and (c) conflicts of interest concerning the management board.

The Executive Board of Univar acknowledges the responsibilities and ongoing duties and requirements stated in Article II. Univar is in compliance with the best practices stated in Article II with the exception of two deviations.

First, Mr. Pruitt's employment contract, which was entered into before the Code was developed, provides 30 months' salary as severance. The contract is in line with standard company policy. The Supervisory Board intends to honor this contractual commitment and is of the view that a deviation from the Code is justified.

Second, both Mr. Pruitt and Mr. Holsboer were elected by the GM for indefinite terms before the Code was introduced, and their employment contracts incorporate the indefinite term election. The Supervisory Board believes that these commitments should be honored, and that a deviation from the four-year term requirement of the Code is properly explained and the deviation is properly excused.

Conflicts of Interest The By-Laws of the Executive and Supervisory Boards define conflicts of interest and provide procedures for handling conflicts of interest. The conflicts of interest rules also apply to the external auditor. The By-Laws provide that all decisions presenting a conflict of interest must be listed in the annual report with a reference to the conflict of interest and a declaration that the company complied with the By-Laws. The conflicts of interest rules comply with the Code.

Indemnification of Members of the Executive and Supervisory Boards The Articles of Association provide that, unless the law provides otherwise, members of the Executive and Supervisory Boards shall be reimbursed by the company for damages and fines and the reasonable costs of defending claims arising out of the exercise of their duties. There is no entitlement for reimbursement under certain circumstances which are specified in the Articles of Association, such as an act or failure to act that can be characterized as intentional ("opzettelijk"), intentionally reckless ("bewust roekeloos"), seriously culpable ("ernstig verwijtbaar"), or would be unacceptable according to standards of reasonableness and fairness. The company also has taken out liability insurance for its directors and officers.

Anti-Takeover Measures A number of provisions in the company's governing documents are or may operate as anti-takeover measures. Univar may issue cumulative preference shares on the exercise of a call option by the Univar Foundation. The Univar Foundation is described on page 85. Although not an anti-takeover measure, Univar's credit facility (see pages 64–65) provides that in the event any person or group of persons gains control of Univar, a majority of the lenders may declare all outstanding loans to be immediately due and payable. The mandatory prepayment in the event of a change in control does not apply to HAL Holding N.V. gaining control of Univar but does include a change of control of HAL Holding N.V. in the event of, and after, its gaining control of Univar. Finally, the principle that Univar shall be operated in the best interests of all stakeholders requires management to consider the interests of stakeholders other than just the interests of shareholders in assessing a proposed takeover of the company, and to take appropriate action.

Rules Regarding Investments and Inside Information The Supervisory and Executive Boards adopted Rules Regarding Investments and Inside Information for the Supervisory and Executive Boards. These rules comply with and implement the Code and Dutch laws regarding inside information and investments by Supervisory and Executive Board members and certain of their relatives. The Boards also adopted the Univar Rules Concerning Inside Information. These rules apply to all employees and certain of their relatives. Both sets of rules are available on the company's website.

Code of Conduct Strict compliance with Univar's business ethics and conduct is an essential condition to achieving the four guiding principles that are cornerstones for all Univar employees: integrity, supervision, accountability and transparency. To this end, the Executive Board has adopted a Code of Conduct and the Board is committed to the high standards set by the Code. For further information on the Code, see the Ethics section on page 31.

Supervisory and Executive Board Implementation Activities During the year, the Supervisory and Executive Boards discussed a number of times matters regarding implementation of the Code. The Board receives and considers assessments performed by outside organizations of the company's governance structure and policies.

RISK ASSESSMENT

Internal Risk Management and Control Systems The company's internal risk management and control systems include operational, financial and technical controls, as well as risk analyses of the operational and financial aims of the company. They also include guides for laying out the company's financial reports, the procedures to be followed in drawing up these reports, and a system of monitoring and reporting on internal risk management issues.

In carrying out its responsibilities to maintain an effective risk management and control environment, the company's organizational structure has clearly defined lines of responsibility and delegation of authority, as well as comprehensive systems and control procedures. This structure allows the company's management to effectively identify, evaluate and mitigate risks, which also requires broad understanding of its goals and objectives and constant review of the business.

There have been no restatements of the company's financial reports, and there were no significant changes in the company's internal control systems during 2006.

The company's Director–Internal Audit has overall responsibility for internal audit at Univar and its business units. The Director has a reporting relationship to the Executive Board and to the Supervisory Board's Audit Committee, and is responsible for supervising the activities of the company's internal auditors and assisting the external auditors.

The role of the company's internal audit organization is to assist management in the effective discharge of its control responsibilities and duties. Using a risk-based approach developed with management and the Audit Committee, the internal audit organization provides an independent and objective assurance and consulting activity. The internal audit organization is able to provide assessments of the effectiveness and adequacy of internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the company's internal controls, and takes steps to implement those that are believed to be appropriate in the circumstances.

The Audit Committee is responsible for monitoring the company's accounting and reporting practices. The Audit Committee meets periodically with management, the external auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each is properly discharging its responsibilities. The Executive Board also meets with the Audit Committee and the external auditors to review the company's risk management and control process. The external auditors and internal auditors have full and unrestricted access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls, and the quality of financial reporting.

Executive Board Review of Internal Controls and Risk Assessment The Code has important Best Practice Provisions relating to internal risk management and control systems. Complacency and an unchallenged belief that a company is already doing its best is not a Best Practice under the Code. The spirit of the Code requires an annual evaluation of the company's internal controls and risk control systems, policies and procedures. The Executive Board embarked on a thorough review of its internal risk management and control systems again in 2006. With the perspective that improvement is always possible, this review resulted in some minor changes to certain policies and procedures and in the implementation of new policies and procedures.

In 2006, this review was conducted using guidance from the framework developed by the 1992 Committee of Sponsoring Organizations of the Treadway Commission (COSO). The main elements of the risk analysis are summarized on pages 38–41. The results of this evaluation have been reported to and discussed with the Supervisory Board and its Audit Committee.

The proper design and implementation of internal risk management and control systems significantly reduces but cannot fully eliminate the possibility of poor judgment in decision-making; human error; control processes being deliberately circumvented by employees and others; management overriding controls; and the occurrence of unforeseeable circumstances.

The Executive Board has concluded that the internal risk management and control systems provide reasonable assurance that the company's financial reporting does not contain any material inaccuracies. Based on currently available information, the internal risk management and control systems worked as designed in 2006 and there are no indications that they will not work as such again in the current year.

Risk Factors and Variables Univar's results are sensitive to the following risk factors and variables:

Operating Risks Univar operates in many distinct markets, and events occurring in a local marketplace can affect its business. Nevertheless, the company is substantially diversified through broad geographic coverage, as well as in terms of its customer base, product assortment and supplier base, so that an adverse event occurring in any market segment is unlikely to have a material effect on the company. If the economy throughout a large part of one or more of the company's major national markets, such as the United States, Canada, the United Kingdom or France, should experience a downturn, this would constitute an event that could adversely affect Univar's operating results. Sales revenues are particularly dependant on the level of industrial production in the countries in which Univar operates and the related demand for chemical products.

The effect of changing industrial chemical prices presents a risk to Univar. Price increases from suppliers may not always be offset by similar changes in prices to customers. This would potentially decrease margins. Univar continues to manage its inventory effectively. Inventory risks are limited, with products remaining in inventory an average of 40 days. In addition, the inventory consists of a large, diversified portfolio of both organic and inorganic chemical products, no single one of which represents a material investment. Finally, the company does not enter into long-term, fixed-price commitments with either suppliers or customers.

Energy pricing is variable, and the cost of energy is a critical element in chemical pricing. It affects both feedstock and manufacturing costs. Also, sales to the oil, gas and petroleum industries represent a significant portion of Univar's business. Sudden movements in the wholesale prices of energy could have a temporary, unfavorable effect on Univar's margins. However, Univar does not enter into long-term, fixed-price contracts for the purchase or sale of inventory that might prevent the company, in a reasonable time frame, from reflecting market pricing. Internally, energy prices affect the company's transportation costs as well as the cost of lighting and heating company facilities.

Univar operates many distinct computer systems, including different hardware and software configurations for each major business unit. The failure of one of these systems could potentially have an adverse effect on the business. However, this risk is mitigated by the oversight of an Information Technology (IT) Steering Committee and by the ongoing reviews of the company's internal audit group. Formal IT disaster recovery programs also are in place for each of the business units.

The chemical industry is cyclical, and end-user demand for product may from time to time outstrip the industry's ability to supply. As a distributor of chemical products, Univar does not manufacture the products it sells and may confront intermittent interruptions of supply brought about by an imbalance in demand versus available supplier capacity. However, Univar maintains sourcing operations in Asia, Europe and North America, and enjoys favorable relationships with the world's leading chemical producers. No single producer or product is sufficiently important to the conduct of Univar's business to constitute a material risk to the company's operating performance.

Each of the company's three major business units has sites where operations employees are represented by unions. Depending on the plant(s) involved, an organized labor action may have a significant effect on the local business. This risk is mitigated by several factors. Overall, the company maintains good relationships with the respective labor unions. In addition, the company has enhanced its labor relations resources and capabilities by having experienced, US-based labor negotiators on staff to address union issues. Finally, the company's infrastructure is such that if operations are affected in one location, other facilities will be able to lessen the effect by taking on additional activities, including supplying the affected market.

Facilities Risks Univar has the risk that damage or loss to a facility will disrupt operations and otherwise adversely affect financial results. However, Univar considers the possibility of significant adverse effects from such a risk to be low. Univar has a large dispersion of facilities and has a great deal of substitutability in facilities and operations, so the loss of a facility can be substantially offset, in most cases, by transferring operations to other facilities. Univar carries replacement-value property insurance to mitigate the financial loss, should it suffer damage to its facilities.

Financial Univar is affected by foreign exchange rate fluctuations because of the multinational nature of its business and the need to convert results into US dollars. Fluctuations in exchange rates between other currencies and the US dollar could significantly affect Univar's reported results from year to year.

Exchange rate fluctuations may affect the company's results in three ways. First, although each of the company's operations generally incurs costs and earns revenues in its local currency, results may be affected by gains or losses arising from transactions whose terms are stated in a foreign currency. The company's policy is to hedge all significant transaction exposure.

Second, the company's financial results and position may be affected by exchange rate fluctuations when business results, assets and liabilities are translated into US dollars. While the debt portfolio has the effect of offsetting fluctuations in the translated value of earnings or assets caused by currency movements, the company does not actively hedge translation exposure of either future earnings or assets through the use of derivative instruments.

Third, the company's results over time may be affected by gains or losses arising from changes in exchange rates that may affect future competition, sales volume, prices, costs, etc. The company does not hedge against this economic exposure to exchange rate fluctuations. Overall, the company assesses this risk to its financial results to be low.

Due to its capital structure, which includes debt financing, the company's financial results and/or condition may be affected by unanticipated movements in interest rates. This risk is mitigated by the company's hedging policy, which requires it to maintain a certain portion of its debt in fixed-rate instruments, or to maintain floating-for-fixed interest rate swap agreements, thereby reducing the effects of interest rate fluctuations.

Credit risks in chemical distribution are usually limited, as Univar provides products that are often essential to the operation of its customers' businesses. Credit risk is further reduced because each customer represents only a small fraction of Univar's sales. As a matter of policy, Univar checks the creditworthiness of its customers.

Risks relating to currency, interest rates and credit are addressed in the Notes to the Financial Statements.

Univar operates a number of pension plans for its employees. The terms of these plans vary from country to country. Developments in interest rates and financial markets may have a material adverse effect on the assets of the trust funds related to these pension plans and may lead to a requirement for Univar to make payments over and above what is currently envisaged or provided for. The defined benefit pension plans in the US and the UK are closed to new employees. Instead, new employees in the US and the UK participate in defined contribution pension plans and, as such, market risk is being reduced over time.

As a global company, Univar is subject to taxation in many different jurisdictions and under a variety of taxation systems. Changes in tax treaties among countries within which the company operates, or changes regarding tax legislation in any specific jurisdiction or jurisdictions, could affect the company's reported results from year to year. Univar regularly monitors and incorporates developments as they pertain to tax treaties and tax legislation in all jurisdictions in which it operates, in order to report its tax liabilities accurately.

Acquisitions and new ventures may not always be successful and may prove to be disruptive. In recent years, Univar has acquired a number of companies operating in its core business areas, and it expects to make further acquisitions in the future. The company believes future acquisitions will result in increased revenue and profit growth, but there is a risk that anticipated benefits will not be realized. Achieving them depends, in part, upon whether the operations and personnel of the acquired companies are integrated in an efficient and effective manner with Univar's existing businesses. The process of integrating businesses may be disruptive to both businesses and may take longer and be more expensive than the company anticipates. The performance of the acquired businesses may not meet Univar's expectations. Any problems for Univar in managing its growth, or unexpected difficulties arising out of acquisitions, could have a material adverse effect on Univar's business, financial condition and results of operations.

Univar has processes in place to ensure proper due diligence is performed prior to making any commitments for potential acquisitions. Furthermore, as part of the due diligence process, management creates a comprehensive plan that details how the acquisition will be integrated. In addition, processes are in place to track such investments once the transaction has been closed.

Competition Univar faces intense competition in many of the markets in which it operates, and changes in the competitive environment could adversely affect the company's business and results. However, Univar believes its extensive network and broad product and service offering represent important competitive advantages. The requirement for significant investments in infrastructure and information technology represents a major barrier to entry for any potential new diversified market participants.

The risk of loss of producer product lines is present in the industry. However, Univar most often has multiple sources of supply. Its ability to source products from alternative vendors is very high.

Safety, Health and Environment (SHE) Univar's business includes a wide range of operational activities, some of which entail handling, storing, transporting and selling potentially hazardous materials. The company's activities can adversely affect people and the environment. Claims regarding product liability, health, fire damage, safety and environmental matters are a significant risk. Univar has taken many measures to mitigate and manage these risks.

Univar carries insurance to protect against most of the accident-related risks involved in conducting its business. Univar mitigates the risk of on-the-job accidents in a variety of ways: accident prevention efforts through planning, process and facility controls, safety training, safety committees, safety and environmental audits, and post-accident investigations with follow-up steps. The company has established a SHE policy and a SHE Steering Committee to oversee its implementation. Univar's commitment to high safety standards and practices has resulted in a reduction in both safety-related and environmental incidents over the past five years.

Univar is subject to a variety of SHE-related laws and regulations and believes it is in substantial compliance with these requirements. Univar has a staff of SHE professionals and ongoing compliance programs designed to identify and comply with all applicable laws and regulations and to identify and plan for likely regulatory developments that may affect its business.

Past operations (including those of acquired companies), carried out under then-prevailing laws and regulations, have resulted in the contamination of various sites which must be remediated. Univar has spent substantial sums on such remediation and expects to continue incurring such expenditures. Univar believes that, based on current estimates, none of these ongoing remediation costs will materially affect its business. There is no guarantee, however, that such estimates will prove to be accurate, that new contamination will not be discovered or that new environmental laws or regulations will not be introduced that will require Univar to incur additional costs. Any such inaccuracies, discoveries or new laws or regulations could have a material adverse effect on Univar's business, financial condition and results of operations.

Product Liability Product liability is the liability arising from products sold by Univar after they have left its possession. Univar's exposure to product liabilities for which it is the party primarily responsible arises principally from delivering the wrong product to a customer. Univar has an ongoing quality improvement process designed to eliminate errors in delivery.

Univar also has an exposure to product liabilities arising from defects in, and from injuries resulting from use of, or exposure to, a product sold by it. Univar's responsibility for such product-quality and product-exposure liabilities is limited. In many instances, the manufacturer, and not the distributor, is responsible for liabilities arising from product design, product quality and product labeling. Where a claim is made against Univar and the fault is attributable to the manufacturer, Univar is frequently able to reduce its responsibility significantly through various defenses. Univar's exposure to such claims is somewhat greater where its supplier is not available to respond to the liability. This may arise where Univar's supplier is bankrupt or Univar is unable to identify the specific supplier of a material.

Univar has procedures designed to ensure that its suppliers bear the liabilities attributable to their products. Univar carries product liability insurance to mitigate the financial exposure associated with the sale of products.

Asbestos Litigation Asbestos and asbestos-containing products are a major source of liability in the United States. Univar's exposure to asbestos liabilities arises from Univar USA's 1986 acquisition of McKesson Chemical Company from McKesson Corporation, which included mutual indemnification obligations. McKesson has been named as a defendant in a number of lawsuits alleging personal injury from asbestos supplied by McKesson Chemical Company to asbestos-containing product manufacturers. The amount of McKesson's liability, if any, depends on a number of factors including the number of asbestos claims filed against McKesson, the average defense and liability costs per claim, the extent to which McKesson-supplied asbestos is identified in the plaintiff's asbestos exposure history, the financial resources and solvency of McKesson's customers, the identity of the other defendants and their products' role in the plaintiff's asbestos exposure history, the laws of the jurisdiction in which the lawsuit is filed, recently enacted and pending product liability reforms, the application of the principle of joint and several liability, and the availability of insurance.

McKesson has tendered its asbestos claims to Univar USA for defense and indemnification. Until March 2005, Univar USA neither accepted nor rejected tendered claims, but agreed to pay defense costs for the tendered claims while retaining the right to claim reimbursement of its costs from McKesson. In 2005, Univar USA and its outside counsel completed an investigation and determined that Univar USA has strong defenses to McKesson's demand for indemnification. As a result, since March 2005, Univar USA has rejected McKesson's tender of asbestos claims.

Univar USA's potential liability to indemnify McKesson for the pending asbestos claims is a risk factor. If Univar USA were held to be responsible for McKesson's incurred costs they would not be material to Univar. If Univar USA were held to be responsible for McKesson's future asbestos costs, and if the number of claims or average cost per claim were to increase substantially, Univar's financial condition and results of operations could be significantly affected.

Improper Behavior With approximately 6,900 employees working for Univar globally, there is the risk of improper behavior that could result in the inappropriate presentation of financial results, misappropriation of company assets or the violation of related laws and regulations.

Univar has extensive policies and procedures that provide a level of deterrence to inappropriate employee behavior. In addition, the company's Code of Conduct provides guidance on appropriate behavior and the consequences if it is not followed. The Code includes a whistleblower process to assist management in learning about improper behavior. Finally, management sets a clear tone that a high degree of business integrity is expected from all employees at all times.

Other Risk Factors There may be other significant risk factors and variables the company has not yet identified, or which have been assessed as not having significant potential impact on the business but which at a later stage could materialize as such.

Report of the Supervisory Board

We are pleased to submit this Report of the Supervisory Board of Univar N.V. for the year 2006.

ANNUAL ACCOUNTS

The Supervisory Board reviewed the annual accounts and the notes therein of Univar N.V. ("company") for the financial year 2006, as prepared by the Executive Board and included in this Annual Report.

We have taken note of the report and statement of Ernst & Young, Univar's external auditors, as referred to in Article 26 of Univar's Articles of Association, which we have discussed with the auditors.

We approved the 2006 annual accounts on March 7, 2007, together with the amount of profits reserved by the Executive Board. Taking the audit report of the external auditors into account, we signed the 2006 annual accounts. We propose that the Annual General Meeting of Shareholders ("GM") (1) adopt the annual accounts as set forth in the annual report, (2) adopt the addition to reserves as set forth in the annual accounts, (3) approve a dividend payable on the common stock of €1.08 per common share and (4) grant discharge to the members of the Executive Board and Supervisory Board with respect to their management and supervision activities conducted in the 2006 financial year.

ACTIVITIES

Our Board held eleven meetings during 2006. These meetings were attended by the Executive Board and other managers of Univar, except for parts of one meeting where management performance or remuneration was discussed and where the functioning of the Board was reviewed. Four of the meetings were held in the Netherlands, one meeting was held at a major company facility in Edmonton, Canada, one meeting was held at a major company facility in Milan, Italy, and five meetings were held by teleconference. All Supervisory Board members attended all regularly scheduled meetings. Messrs. Meuter and Bobillier each missed one special meeting. Mr. Waller was unable to attend four special meetings.

The Executive Board submitted for our approval the operational and financial objectives of management, the strategies designed to achieve these objectives and the parameters to be applied for measuring accomplishment of the objectives.

Our supervision of the Executive Board included a review of Univar's objectives, the strategy and risks of the business, the Executive Board's assessment of the structure and operation of the internal risk management and control systems, the financial reporting process, and compliance with laws and regulations. Important topics of the meetings included review of US, Canadian and European operations, budgets and financial performance, working capital management, major litigation, the capital structure of Univar including debt levels and share buybacks, financing options, funding of pension plans, business improvement and cost containment initiatives, safety, health and environment activities, IT strategy, corporate strategies and business combinations to increase shareholder value, and executive development and management succession planning. We reviewed the dividend policy of the company. Univar's compliance with the Best Practice Provisions of the Dutch Corporate Governance Code was discussed at a number of meetings.

We discussed the functioning of the Supervisory Board and that of its individual members. In addition, we discussed, without the Executive Board being present, the functioning of the Executive Board and the performance of the individual members.

CORPORATE GOVERNANCE

This report on the Supervisory Board's performance and duties in 2006 and in the period up to the publication of this annual report has been prepared in accordance with the provisions of the Dutch Corporate Governance Code published on December 9, 2003 ("the Code").

The Supervisory and Executive Board Rules include provisions conforming to the Code's Best Practice Provisions that pertain to the reporting and handling of conflicts of interest by Executive and Supervisory Board members and the external auditors. No Executive Board member, Supervisory Board member or the external auditors reported any conflicts of interest during the year.

No Univar employees reported alleged irregularities of a general, operational or financial nature to the chairman of the Executive or Supervisory Board as provided for in Univar's Code of Conduct and the Dutch Corporate Governance Code.

AUDIT COMMITTEE

The Audit Committee, comprising Messrs. Waller (Chairman), Meuter, and Sharman, met seven times in the presence of the external auditors and corporate staff. At these meetings, financial reports and other financial-related topics of Univar were discussed extensively. The Committee reviewed, discussed with management and the external auditors, and approved the full-year financial statements and the six-months' financial results press release, and it reviewed the first- and third-quarter trading updates. The Audit Committee reviewed the Internal Audit plan and subsequent updates. The Audit Committee received two reports from the General Counsel concerning corporate governance and legal compliance.

The Committee reviewed the role and function of the Internal Audit department, the Information Technology department, a number of tax matters and Univar's relations with the external auditors, including their independence and remuneration.

SELECTION AND APPOINTMENT COMMITTEE

The Selection and Appointment Committee, comprising Messrs. Vogtländer (Chairman), Waller and Sharman, met two times. One of the duties of the Committee is to provide guidance in the areas of management development and succession planning. The Committee discussed and made recommendations concerning the appointment of a fifth member to the Supervisory Board, and the programs for executive development and succession plans for senior executives.

REMUNERATION COMMITTEE

The Remuneration Committee, comprising Messrs. Bobillier (Chairman), Vogtländer and Meuter, met three times. The Committee reviewed Univar's Remuneration Policy, which was approved by the GM in 2005, the remuneration of the Executive and Supervisory Board members, and the stock option plan. The Committee devoted considerable time to revising the performance standards for stock option vesting. The Committee prepared a Remuneration Report for the Board. In proposing to the Supervisory Board the specific remuneration of the members of the Executive Board, the Committee considered, among other factors, the Remuneration Policy of the company and the desired levels of remuneration, taking into account market trends, individual performance and other factors. The remuneration of the members of the Executive Board is described on page 73 and is consistent with the Remuneration Policy submitted to the shareholders. The Remuneration Committee reviewed the amount and structure of compensation paid to Supervisory Board members.

REMUNERATION REPORT

Executive Board Employment Agreements Univar entered into employment agreements with Mr. Pruitt (until 2010) and with Mr. Holsboer before the Code was introduced. Either Univar or the Executive Board member may terminate these agreements. Mr. Pruitt is entitled to 30 months' severance and Mr. Holsboer is entitled to 12 months' severance, in both cases if termination is by the company without cause. The agreements are not in compliance with Best Practice Provisions II.1.1 and II.2.7 of the Code (as explained on pages 35–36).

Cash Compensation The cash compensation of the Executive Board consists of salary and a short-term performance bonus. The performance bonuses are determined from an adjusted return-on-equity formula with a fixed target matrix. The bonuses are approximately 110% of the base salary for the year 2006.

Relationship Between Remuneration and Performance The company performed strongly by all measures in 2006. Management exceeded its goals for 2006 and made substantial progress in attaining long-term goals.

Stock Options The number of options granted to the Executive Board has remained the same in 2003, 2004 and 2005. These options vest after three years and have to be exercised within seven years. The performance condition is that they can be exercised only if the share price has doubled.

In 2006, 50% more options were provisionally granted than in previous years. However, the actual number of options to be granted upon vesting (three years, with expiration after seven years) is determined based on the company's relative Total Shareholder Return performance compared to 12 other distribution and chemical companies.

Executive Board Pension and Early Retirement Plans Mr. Pruitt is covered by the Univar USA pension and early retirement plans, which include both qualified and supplemental defined benefit and defined contribution pension plans. Under his employment agreement, Mr. Pruitt's benefits under the defined benefit pension plans are enhanced. For the purposes of these plans, he is deemed to be two years older than his actual age.

Mr. Holsboer is covered by a C-policy pension plan, as currently provided by Univar to its other Netherlands employees. This policy provides for a premium contribution of 15% of annual base salary.

The costs of these pension plans are financed within Univar's regular pension plans.

Special Remuneration, Severance Pay or Loans No special remuneration was paid to any current or former Executive Board or Supervisory Board member during 2006. In addition, no severance pay was paid or promised to any Executive or Supervisory Board member in 2006.

The company has not provided any loans to Executive or Supervisory Board members.

Supervisory Board Remuneration The remuneration of the Supervisory Board is reported on page 73.

The rates of remuneration for Supervisory Board members have remained unchanged since the inception of the Supervisory Board in 2002. A proposal will be placed before the GM to increase the compensation paid to Supervisory Board members.

Composition, Expertise and Independence of the Supervisory Board Information concerning the individual members of the Supervisory Board is set forth on page 87 of this annual report.

During the year, the Supervisory Board reviewed its composition, expertise, independence and the profile of the Board. We reviewed the independence of the Supervisory Board and determined that its composition satisfies the independence criteria of the Corporate Governance Code's Best Practice Provision (Article III. 2.1) on independence. All members of the Board satisfy all of the Code's independence criteria.

Appointments and Resignations Mr. G. J. Sharman was re-elected to a four-year term to the Supervisory Board and Mr. R. J. Meuter was elected for an initial four-year term by the GM held on May 10, 2006.

The four-year term of Mr. P. H. Vogtländer ends in 2007. The Board will make a nonbinding recommendation to the GM to reappoint Mr. Vogtländer to the Board for a second four-year term.

Recognition for Univar Management and Employees Everyone at Univar can be proud of the company's performance in 2006. We would like to thank the Executive Board and all employees for their efforts and dedication on behalf of Univar during the past year.

Rotterdam, March 7, 2007
SUPERVISORY BOARD
P. H. Vogtländer, Chairman
Y. Bobillier
R. J. Meuter
G. J. Sharman
F. F. Waller

Consolidated Financial Statements 2006

Consolidated income statement for the years ended December 31,

(in US$ millions, except earnings per share)	Note	2006	2005
Net sales	1	**$6,619.4**	$5,986.7
Cost of goods sold	2	**5,622.8**	5,065.0
Gross margin		**996.6**	921.7
Personnel costs	3	**449.2**	436.9
Depreciation expense	8	**45.7**	40.5
Other operating expenses		**263.1**	236.6
Total operating expenses		**758.0**	714.0
Operating income		**238.6**	207.7
Non-operating income (expense)		**(0.2)**	1.1
Interest income		**3.5**	2.6
Interest expense		**36.6**	28.5
Interest expense, net		**33.1**	25.9
Income before taxes		**205.3**	182.9
Income tax expense	4	**71.1**	59.4
Net income		**$ 134.2**	$ 123.5
Basic earnings per common share	5	**$ 4.72**	$ 4.22
Fully diluted earnings per common share	5	**$ 4.65**	$ 4.17

Consolidated balance sheet at December 31,

(in US$ millions)	Note	2006	2005
Intangible assets	7	**$ 349.2**	$ 322.5
Property, plant and equipment	8	**533.9**	476.3
Deferred tax assets	4	**173.6**	175.0
Financial assets		**13.5**	10.4
Total non-current assets		**1,070.2**	984.2
Inventories	9	**646.1**	587.6
Accounts receivable	10	**983.4**	864.2
Other receivables and prepaid expenses	11	**91.8**	95.7
Income tax receivable		**4.9**	11.3
Cash and cash equivalents	12	**46.3**	35.1
Total current assets		**1,772.5**	1,593.9
Total assets		**2,842.7**	2,578.1
Issued capital		**39.5**	35.4
Share premium		**565.9**	568.7
Treasury shares		**(61.0)**	(14.7)
Retained earnings		**298.7**	182.8
Other reserves		**29.3**	11.6
Total equity	20	**872.4**	783.8
Long-term debt	15	**544.6**	443.5
Provisions	18, 19	**250.8**	271.3
Deferred tax liabilities	4	**62.3**	63.0
Financial other liabilities		**19.3**	15.7
Total non-current liabilities		**877.0**	793.5
Amounts owed to banks	13	**47.9**	56.5
Current portion of long-term debt	15	**0.2**	0.2
Trade accounts and other accounts payable	14	**1,001.2**	890.7
Income tax payable		**16.8**	28.6
Provisions	18	**27.2**	24.8
Total current liabilities		**1,093.3**	1,000.8
Total liabilities		**1,970.3**	1,794.3
Total equity and liabilities		**$2,842.7**	$2,578.1

Consolidated statement of cash flows for the years ended December 31,

(in US$ millions)	2006	2005
Net income	$ 134.2	$ 123.5
Adjustments for:		
Depreciation and amortization	46.1	40.6
Share-based payments	2.1	0.9
Movements in provisions	(40.4)	(43.7)
Movement in deferred tax	10.7	3.0
Loss on sale of property, plant and equipment	0.4	2.5
Gross cash flow from operating activities	153.1	126.8
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	(22.7)	(107.6)
Net cash flow from operating activities	130.4	19.2
Investments:		
Property, plant and equipment	(85.6)	(63.7)
Business acquisitions (including goodwill)	(17.5)	(0.7)
Total investments	(103.1)	(64.4)
Disposals:		
Property, plant and equipment	7.0	2.1
Total disposals	7.0	2.1
Net cash flow from investing activities	(96.1)	(62.3)
Financing:		
Repayment of long-term debt	(242.1)	(99.6)
Proceeds from long-term debt	309.0	164.7
Redemption cumulative financing preference shares	-	(38.3)
Net proceeds from share issues	1.0	0.8
Shares purchased for treasury	(50.1)	(8.6)
Dividend tax	-	0.5
Cash dividends	(26.6)	(15.6)
Net movements in short-term financing	(15.2)	(5.0)
Net cash flow from financing activities	(24.0)	(1.1)
Net cash flow	10.3	(44.2)
Exchange and translation differences	0.9	17.7
Increase (decrease) in cash and cash equivalents	11.2	(26.5)
Cash and cash equivalents at beginning of year	35.1	61.6
Cash and cash equivalents at end of year	$ 46.3	$ 35.1

Net cash flow from operating activities include:		
Interest received	$ 4.7	$ 1.8
Interest paid	33.7	27.4
Income tax received	20.3	6.6
Income tax paid	80.0	46.1

Consolidated statement of changes in equity for the years ended December 31, 2005 and 2006

(in US$ millions, except number of outstanding common shares)	Number of outstanding common shares	Common shares	Share premium	Treasury shares	Retained earnings	Other reserves	**Total equity**
Balance at January 1, 2005	**29,250,071**	**$ 40.9**	**$568.0**	**$ (6.7)**	**$ 74.0**	**$ 24.3**	**$700.5**
Net gains on cash flow hedges	-	-	-	-	-	2.2	**2.2**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	(20.4)	**(20.4)**
Total income and expense for the year recognized directly in equity	-	-	-	-	-	(18.2)	**(18.2)**
Net income	-	-	-	-	123.5	-	**123.5**
Total income for the year	-	-	-	-	123.5	(18.2)	**105.3**
Treasury shares sold	58,000	-	0.2	0.6	-	-	**0.8**
Shares purchased for treasury	(210,084)	-	-	(8.6)	-	-	**(8.6)**
Tax on treasury shares	-	-	0.5	-	-	-	**0.5**
Share-based payments	-	-	-	-	0.9	-	**0.9**
Common dividend	-	-	-	-	(15.6)	-	**(15.6)**
Currency translation differences	-	(5.5)	-	-	-	5.5	**-**
Balance at December 31, 2005	**29,097,987**	**35.4**	**568.7**	**(14.7)**	**182.8**	**11.6**	**783.8**
Net gains on cash flow hedges	-	-	-	-	-	2.4	**2.4**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	19.4	**19.4**
Total income and expense for the year recognized directly in equity	-	-	-	-	-	21.8	**21.8**
Net income	-	-	-	-	134.2	-	**134.2**
Total income for the year	-	-	-	-	134.2	21.8	**156.0**
Treasury shares sold	108,250	-	(2.8)	3.8	-	-	**1.0**
Shares purchased for treasury	(980,000)	-	-	(50.1)	-	-	**(50.1)**
Share-based payments	-	-	-	-	2.1	-	**2.1**
Tax on intrinsic value of share-based payments	-	-	-	-	6.2	-	**6.2**
Common dividend	-	-	-	-	(26.6)	-	**(26.6)**
Currency translation differences	-	4.1	-	-	-	(4.1)	**-**
Balance at December 31, 2006	**28,226,237**	**$ 39.5**	**$565.9**	**$(61.0)**	**$298.7**	**$ 29.3**	**$872.4**

Corporate information

At the end of June 2002, Univar N.V. ("Univar" or "the company") by means of a legal split-off (juridische splitsing) under Dutch law, was separated from Koninklijke Vopak N.V. ("Royal Vopak" or "Vopak"). Following the split-off, Univar was listed as a separate company on the Euronext Stock Exchange in Amsterdam.

The company's principal business activities consist of distributing industrial chemicals and providing related specialty services primarily throughout North America and Europe. Univar comprises three distinct business units that serve three geographic regions: Univar USA, Univar Canada and Univar Europe.

Univar purchases thousands of different chemical products in factory pack or bulk liquid quantities and then sells and delivers them to some 250,000 industrial customers. Univar's product range includes commodity products (both dry and liquid) and specialties sold on a technical basis through often-exclusive specialized industry channels. Large-volume purchases are transported to Univar, or sometimes directly to its customers, by barge, truck, railcar or tank car. Major end-use markets include food and beverage, pharmaceuticals, personal care, compounding, polymers, electronics, chemical manufacturing, crop protection, forestry, mining, oil and gas, biofuels, coatings/inks/adhesives, water treatment and pest control. In addition, Univar provides a number of related services to its customers, such as blending of chemicals, managing customer inventories, providing technical support, packaging and labeling, and waste management.

As of December 31, 2006, Univar operates an extensive network of 160 distribution centers located throughout the United States, Canada and Europe (79 in the US, 25 in Canada and 56 in Europe). Univar provides producers with an efficient distribution channel to the less-than-railcar/truck-load market for a broad assortment of chemical products both packaged and in bulk. In addition to its geographic coverage and ability to ship lots ranging from one drum or bag to truckload volumes, Univar offers producers in-depth information on the marketplace and a knowledgeable sales force with a focus on specific industries. The availability of products from different producers, the range of quantities and packages (from very small to very large), the logistical infrastructure which allows these products to be delivered on a reliable, just-in-time basis, and knowledgeable sales and support staffs are all strengths of Univar which enable superior customer service. In addition, Univar's expertise benefits customers in complying with complex environmental and regulatory requirements.

Products are transported from Univar's facilities to customers via third parties or Univar's own fleet of over 2,000 trucks, trailers and tank trucks. The majority of products are stored in a Univar distribution center before being transported to the customer. Some, however, are transported directly to the customer from the producer.

In addition to selling chemicals and allied products, Univar uses its transportation and warehousing infrastructure, and broad knowledge of chemicals and hazardous materials handling, to provide important value-added services for its customers. The company's ChemCare® waste management service collects both hazardous and nonhazardous waste products at customer locations, and then works with select partners in the waste disposal business to safely transport these materials to licensed treatment, storage and disposal facilities.

Univar offers a wide range of services to both chemical suppliers and customers. This role as intermediary between supplier and customer is becoming a stronger one, in particular due to recent trends in the chemical distribution industry, such as outsourcing by chemical producers and an increasing need for supply chain efficiency.

The company's statutory seat is in Rotterdam: 333 Blaak, 11th floor, 3011 GB Rotterdam, The Netherlands.

The consolidated financial statements of Univar N.V. for the year ended December 31, 2006 were authorized for issue by the Executive Board and approved by the Supervisory Board on March 7, 2007. Adoption of these financial statements is scheduled for the General Meeting of shareholders on May 9, 2007.

Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of Univar have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS).

Since a major part of Univar's operations are conducted in US dollars, Univar has opted to present its financial statements in US dollars. All amounts are in US dollars unless stated otherwise.

The financial statements are prepared under the historical cost convention. Departures, if any, from historical cost rules are disclosed separately.

Income and expenses are accounted for in accordance with the accrual concept. Income is recognized when realized and losses are accounted for when they are incurred.

Standards issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as adopted up to December 31, 2006 have been applied except for those standards and interpretations with an effective date after December 31, 2006.

The company's parent-only income statement has been prepared in accordance with section 2:402 of the Dutch Civil Code.

Statement of compliance
The consolidated financial statements of Univar N.V. and all its subsidiaries have been prepared in accordance with IFRS.

Changes in accounting policies
The accounting policies applied are consistent with those of the previous financial year except for the new or revised accounting standards discussed below.

Adoption of new accounting standards, interpretations and amendments
Univar has adopted the following new or revised accounting standards in these financial statements, with the following effect:

An amendment to IAS 19–Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures, was issued in December 2004. Although Univar has decided to retain its current policy for accounting for actuarial gains and losses, the 10% corridor method of deferred recognition, it is still required to meet the new requirements for applying defined benefit accounting to multi-employer plans and additional disclosures. Univar does not have plans that meet the definition of multi-employer plans. It does, however, have defined benefit plans that share risks between various entities under common control. Additional disclosures applicable to the consolidated plans in the consolidated financial statements have been included in Note 19.

An amendment to IAS 21–The Effects of Changes in Foreign Exchange Rates was issued in December 2005 to clarify that long-term monetary items which form part of the net investment in a subsidiary are not restricted to the ultimate or intermediate parent of the subsidiary. The amendment also allows the monetary item to be denominated in any currency rather than in the parent or subsidiary functional currency. The adoption of this change had no effect on these financial statements.

Three amendments were made to IAS 39–Financial Instruments: Recognition and Measurement in 2005. The amendments were Cash Flow Hedge Accounting of Forecast Intragroup Transactions, The Fair Value Option, and Financial Guarantee Contract. The amendments are not relevant to Univar and therefore had no effect on these financial statements.

Univar has adopted all other mandatory amendments, interpretations and standards that are applicable since January 1, 2006, including IFRIC 4–Determining Whether an Arrangement Contains a Lease, IFRIC 5–Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, IFRIC 6–Liabilities Arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment and IFRS 6–Exploration Mineral Resources. These amendments, interpretations and standards had no effect on these financial statements.

Effect of future standards to be adopted
The following are new and revised standards already issued which will be adopted by Univar as of January 1, 2007.

An amendment to IAS 1–Presentation of Financial Statements: Capital Disclosures was issued in August 2005 and requires additional disclosures. It is not expected that this amendment will have a material effect on the financial statements.

IFRS 7–Financial Instruments: Disclosures was published in August 2005 with the main objective of revising and enhancing disclosures currently applied under IAS 32–Financial Instruments: Disclosure and Presentation. It is not expected that this standard will have a material effect on the financial statements.

Univar also will adopt IFRIC 7–Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, IFRIC 8–Scope of IFRS 2, IFRIC 9–Reassessment of Embedded Derivatives and IFRIC 10–Interim Financial Reporting and Impairment for 2007. It is not expected that these interpretations will have a material effect on the financial statements.

Judgements and estimation uncertainty
Discussed below are the key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Deferred income tax assets
Deferred income tax assets are recognized on temporary differences and unused tax losses at the balance sheet date to the extent it is probable that taxable profit will be available to allow all or part of the deferred income tax assets to be used. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable profits together with future tax planning strategies. For additional information on deferred income tax assets, see Note 4.

Impairment of goodwill
The company determines whether goodwill is impaired on an annual basis, or more frequently when events or changes in circumstances indicate it may be impaired. This requires an estimate of the value-in-use of the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the company to estimate the expected future cash flows from the individual cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. For additional information on goodwill and other intangible assets, see Note 7.

Environmental provision
Environmental provisions are recorded for obligations (constructive or legally enforceable) and losses when amounts, though uncertain, can be reasonably estimated and where it is probable that settlement will entail an outflow of funds. Provisions for environmental remediation costs represent reasonable estimated remediation costs for the next 10 years. The company believes costs of environmental remediation that could potentially arise after 10 years are not reasonably estimable. Expected

cash outflows related to environmental remediation for the next 12 months are reported as current. Environmental provisions are calculated as the present value of future cash outflows.

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to investigation of potential environmental matters are expensed as incurred. For additional information on environmental provisions, see Note 18.

Pension and other post-employment benefits
The cost of defined benefit pension plans and other post-employment benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, future healthcare costs, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. The assumptions used in the calculation of the net pension obligation are shown in Note 19.

Basis of consolidation
The consolidated financial statements include the financial statements of Univar and its subsidiaries. Subsidiaries are those enterprises that are controlled by Univar. Control exists when Univar has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are prepared for the same reporting year as those of the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions are eliminated in consolidation. Subsidiary assets, liabilities, income and expenses are included in the financial statements, net of the share of minority interest in total equity and results, which is disclosed separately in the income statement and the balance sheet if material. Subsidiaries are consolidated from the date on which control is transferred to Univar and cease to be consolidated from the date on which control is transferred to a person or entity outside the control of Univar. A list of principal subsidiaries has been filed with the Company Registry in Rotterdam, The Netherlands, for inspection.

Foreign currency translation
The functional currency of foreign operations is generally the local currency, unless the primary economic environment requires the use of another currency. Transactions denominated in foreign currencies are translated into the functional currency of the local entity at the rate of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are taken to the consolidated income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the consolidated income statement.

Assets and liabilities of group companies denominated in foreign currencies are translated into US dollars at the exchange rates prevailing on the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity related to that particular foreign operation will be recognized in the income statement.

Intangible assets
Differences between the cost and the fair value of identifiable assets, liabilities and contingent liabilities at the date of acquisition are capitalized as goodwill. Univar's goodwill is primarily allocated to the US and Europe. Goodwill acquired is allocated to cash-generating units on a geographical basis for impairment testing. Following initial acquisition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate it may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. The recoverable amount of the cash-generating units is determined based on a value-in-use calculation or fair value less costs to sell, whichever is higher.

Other intangible assets acquired through an acquisition are capitalized at fair value as of acquisition date. Following initial acquisition, the cost model is applied. The company's intangible assets have a finite life and are amortized on a straight-line basis over their respective useful life, currently an average of four years. The assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end.

Property, plant and equipment are carried at historical cost, net of straight-line depreciation, based on the expected useful economic lives of the assets concerned and taking into account any expected residual value. Significant components of an item of property, plant and equipment are separately identified and depreciated over their respective useful economic lives.

The depreciation periods of the main assets are as follows:

buildings	20-50 years
main components of tank farms	30 years
machinery and equipment	20 years
furniture, fixtures and others	10-20 years
information technology	3-10 years

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Where necessary, assets are written down to their recoverable amount when it is lower than historical cost. Property, plant and equipment under construction are carried at the costs incurred.

An item of property, plant and equipment is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The item is carried at the lower of its previous carrying amount or fair value less costs to sell, and depreciation ceases.

Routine repair and maintenance costs are expensed as incurred.

Investments in associates
Associates are those enterprises in which Univar has significant influence, but has neither control nor joint control over the financial and operating policies. Generally, significant influence is presumed to exist if at least 20% of the voting stock is owned. The consolidated financial statements include Univar's share of the total recognized gains and losses of associates on an equity accounting basis from the date that significant influence effectively commences until the date significant influence effectively ceases. Investments in associates are accounted for using the equity method, allowing for value impairments.

Inventories
Inventories are carried at the lower of cost (calculated on the basis of average purchase prices net of supplier rebates) net of an allowance for obsolescence, as appropriate, or net realizable value. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.

Accounts and other receivables
Accounts receivable are stated net of an allowance for doubtful accounts. The risk of uncollectability of accounts receivable is primarily estimated based on prior experience. Large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history.

Cash and cash equivalents
Cash and cash equivalents include all bank balances and short-term, highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash and are stated at face value.

Provisions
Provisions are recorded for obligations (constructive or legally enforceable) and losses when amounts, though uncertain, can be reasonably estimated and where it is probable that settlement will entail an outflow of funds. Provisions are measured at the present value of future cash outflows.

Provisions for reorganizations are recorded at the date the company has communicated a detailed reorganization plan. These provisions are included under Other provisions.

Provisions for environmental remediation costs are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In general, the company believes costs of environmental remediation that could potentially arise after 10 years are not reasonably estimable.

Costs related to investigation of potential environmental matters are expensed as incurred.

Long-term debt
Long-term debt consists of loans with original maturities greater than one year. Amounts are stated at amortized cost (excluding any accrued interest, which is included within interest payable).

Income taxes
Current income tax assets and liabilities for the current and prior periods are calculated as the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are stated at their non-discounted values.

Deferred income tax recognition is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are calculated at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are stated at the non-discounted value.

Income tax relating to items recognized directly in equity is recorded in equity and not in the income statement.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off these balances and the deferred taxes relate to the same taxable entity and the same taxation authority, subject to the ability to offset current tax assets against current tax liabilities.

Net sales
Net sales is the total value of sales of products and services rendered and is attributed to the period in which goods are delivered and/or services are rendered, net of returns, discounts and commissions.

The company recognizes sales when all of the following conditions have been satisfied:

a) the significant risks and rewards of ownership of the goods have been transferred to the buyer;
b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
c) the amount of revenue can be measured reliably;
d) it is probable the economic benefits associated with the transaction will flow to the company; and
e) the costs incurred or to be incurred with respect to the transaction can be measured reliably.

Cost of goods sold
Cost of goods sold includes all inventory costs such as purchase price (net of supplier rebates) and transportation cost of the product sold, as well as direct labor and other costs incurred to blend and repackage the product.

Employee benefit plans
Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The net obligation with respect to defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit employees have earned in return for their service in the current and prior period; that benefit is discounted to determine the present value using the projected unit-credit method, and the fair value of any plan assets is deducted. The discount rate is based on the calculated yield curve of a select bond universe comprising corporate bonds rated AA by Moody's that have cash flows similar to the terms of Univar's obligations. The calculation is performed by a qualified actuary.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense on the income statement on a straight-line basis over the average period until the benefits become vested. To the extent the benefits vest immediately, the expense is recognized immediately in the income statement.

In calculating Univar's obligation with respect to a plan, to the extent any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation or the fair value of the plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Where the calculation results in a benefit to Univar, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The net obligation with respect to post-employment benefits, other than pension plans, is the amount of future benefits employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit-credit method and is discounted to its present value, and the fair value of any related assets is deducted. The discount rate is based on the calculated yield curve of a select bond universe comprising corporate bonds rated AA by Moody's that have cash flows similar to the terms of Univar's obligations.

Several of the company's defined benefit pension and post-employment benefit plans share risks between various entities within the group. Information about the plans is measured as a whole and the net defined benefit cost is allocated to the individual group companies based on percentage of salary expense. The defined benefit obligation resides on the balance sheet of the sponsoring employer of the plan.

Share-based payments
Univar's share-based payments are expensed on the basis of their fair value determined using an options pricing model. The company's share-based payments qualify as equity-settled transactions. Accordingly, the fair value of the options at grant date is expensed as an operating cost, based on the expected number of options that will vest over the vesting period. Employees (including executive board members) of Univar receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the expected number of awards that will ultimately vest.

No expense is recognized for awards that are assumed to not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of a stock option award are modified, at a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where a stock option award is cancelled or settled it is treated as if there is an acceleration of vesting, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 5.

Borrowing costs
Borrowing (interest) costs are capitalized, as an increase to property, plant and equipment, on significant capital projects during construction.

Derivative financial instruments
The company uses derivative financial instruments, such as foreign currency contracts and interest rate swaps, to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as either fair-value hedges, when they hedge the exposure to changes in the fair value of a recognized asset or liability, or cash-flow hedges, where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction.

In relation to fair-value hedges used to hedge the exposure to changes in the fair value of a recognized asset or liability that meets the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged items and recognized in the income statement.

In relation to cash-flow hedges used to hedge highly probable forecasted transactions that meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the income statement.

When the hedged forecasted transaction results in the recognition of an asset or liability, then, at the time the asset or liability is recognized, the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are included in the income statement.

Hedge accounting is discontinued when the hedging instrument is sold, expired, terminated or exercised, or no longer qualifies for hedge accounting. At that point, any cumulative gain or loss on the hedging instrument recognized in equity is transferred to net profit or loss for the year when the hedged transaction affects profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is also transferred to net profit or loss for the year.

Cash flow
The statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows presented in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities.

Acquisitions of group companies and equity participations are included within net cash flow from investing activities.

Dividend distributions are included within net cash flow from financing activities.

Earnings per share
Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of common shares outstanding during the year. Fully diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of common shares outstanding during the year adjusted for the effects of dilutive options.

Segments
The company operates in one business segment. Univar's operations and activities are in three main geographical areas: the United States of America, Europe and Canada. "Other" includes certain holding company-related expenses and developing businesses. Transfer prices between business segments are set on an arm's length basis in a similar manner to transactions with third parties.

Leases
Finance or capital leases, which transfer to the company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Notes to the consolidated income statement

1 **Net sales**

The breakdown of net sales by geographical area is given under Segment information, Note 23.

2 **Cost of goods sold**

Cost of goods sold primarily relates to inventory sold and includes $79.3 million in personnel costs relating to certain processing activities (2005: $76.4 million).

3 **Personnel costs**

(in US$ millions)	2006	2005
Wages and salaries	**$439.0**	$421.5
Social security charges	**56.6**	52.9
Share-based payments	**2.1**	0.9
Pension and other post-employment charges	**30.8**	38.0
Total	**$528.5**	$513.3

For the remuneration of the company board members, see Note 22.

On average, the group employed 6,784 employees in 2006 (2005: 6,690). The breakdown by region is provided in Segment information, Note 23.

Movements in the number of employees:

	2006	2005
January 1,	**6,708**	6,672
Movements owing to acquisitions/disposals	**62**	5
Other movements	**94**	31
December 31,	**6,864**	6,708

4 **Income taxes**

Taxes on income amounted to $71.1 million (2005: $59.4 million) and are detailed as follows:

(in US$ millions)	2006	2005
Current tax expense:		
Current income tax charge	**$ 67.6**	$ 50.0
Adjustments with respect to current income tax of previous years	**(3.1)**	(0.5)
Deferred tax expense:		
Relating to origination and reversal of temporary differences	**6.6**	9.9
Income tax expense	**$ 71.1**	$ 59.4

A reconciliation between tax expense and the product of accounting profit multiplied by the company's weighted-average statutory tax rate for the years ended December 31, 2006 and 2005 is as follows:

(in US$ millions, except percentages)	2006		2005	
Taxes at weighted-average statutory rate	**$74.3**	**36.2%**	$67.5	36.9%
Resolution of Canadian tax court case	-	-	(4.8)	(2.6)
Non-deductible expenses	**2.5**	**1.2**	2.2	1.2
Provision for intercompany dividend	**1.8**	**0.9**	11.6	6.3
Deferred tax adjustments	**(1.9)**	**(0.9)**	(5.6)	(3.0)
Benefit of loss carry-forwards	**(5.2)**	**(2.5)**	(9.9)	(5.4)
Changes in statutory income tax rate	**1.7**	**0.8**	(0.1)	(0.1)
Adjustments with respect to current income tax of previous years	**(3.1)**	**(1.5)**	(0.5)	(0.3)
Other	**1.0**	**0.4**	(1.0)	(0.5)
Income tax expense at effective rate	**$71.1**	**34.6%**	$59.4	32.5%

Reductions in statutory tax rates in the Netherlands and Canada contributed to an increase in the effective tax rate due to net devaluation of certain deferred taxes.

On November 4, 2005, the Tax Court of Canada ruled in favor of Univar Canada Ltd.'s appeals related to a financing structure that had been put in place in June 1995. As a result of this successful appeal, Univar Canada Ltd. recovered $4.8 million in income tax that had been expensed in prior years, plus interest of $0.9 million and an additional award of $0.2 million as reimbursement for fees. These amounts were recorded as tax benefits in 2005.

Movements in the net deferred tax assets and liabilities are as follows:

(in US$ millions)	2006	2005
Balance at January 1,	**$112.0**	$122.7
Current-year expense	**(6.6)**	(9.9)
Reclassifications and adjustments	**3.6**	2.2
Exchange differences	**2.3**	(3.0)
Balance at December 31,	**$111.3**	$112.0

The consolidated deferred tax assets and liabilities at December 31 are detailed as follows:

(in US$ millions)	Balance sheet		Income statement	
	2006	2005	**2006**	2005
Deferred tax assets				
Loss carry-forward	**$ 23.2**	$ 23.1	**$ (1.7)**	$ 9.0
Depreciation	**23.6**	23.0	**(0.9)**	1.7
Pensions	**48.4**	57.3	**(11.4)**	(19.6)
Self-insurance	**27.3**	28.2	**(1.0)**	2.4
Environmental reserves	**16.9**	17.5	**(1.1)**	(0.2)
Other temporary differences	**34.2**	25.9	**9.0**	(5.8)
Balance at December 31,	**$173.6**	$175.0	**$ (7.1)**	$(12.5)
Deferred tax liabilities				
Depreciation	**$(49.7)**	$(49.5)	**$ 1.2**	$ (1.0)
Other temporary differences	**(12.6)**	(13.5)	**(0.7)**	3.6
Balance at December 31,	**$(62.3)**	$(63.0)	**$ 0.5**	2.6
Deferred tax expense			**$ (6.6)**	$ (9.9)
Net deferred asset	**$111.3**	$112.0		

Included in the above amounts are deferred tax assets of $163.9 million (2005: $159.8 million) and deferred tax liabilities of $61.0 million (2005: $58.1 million) that are expected to be realized after more than one year.

As of December 31, 2006, the total remaining benefit of available loss carry-forward tax benefits amounted to $39.4 million (2005: $50.4 million) of which $23.2 million (2005: $23.1 million) is recognized on the balance sheet. If not utilized, $10.7 million and $16.8 million of the available loss carry-forward tax benefits would expire in 2011 and 2012, respectively.

As the result of intercompany dividend payments from Canada to the US in 2006 and prior years, the company has carry-forward foreign tax credits. These foreign tax credits are subject to a ten-year carry-forward life. As of December 31, 2006, the amount of unused foreign tax credits was $25.5 million (2005: $23.3 million), with $9.0 million (2005: $9.0 million) subject to expiration if not used by December 31, 2009. No benefit of the tax credits has been recorded for the years ending December 31, 2006 or 2005.

5 Earnings per share

Earnings per share is calculated by dividing the net income available to common shareholders by the weighted average number of outstanding shares. The weighted average number of outstanding shares for 2006 is 28,427,487 (2005: 29,235,800). For 2006, the effect of dilution relating to share-option plans was 425,888 shares (2005: 350,057 shares). There were no other dilutive instruments. There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

6 Dividends paid and proposed

(in € millions, except per share amounts)	**2006**	2005
Declared and paid during the year		
Dividend for 2005: €0.74 per share (2004: €0.41)	**€21.5**	€12.0
Proposed for approval at annual shareholders meeting		
Dividend for 2006: €1.08 per share (2005: €0.74)	**€30.5**	€21.5

Notes to the consolidated balance sheet

7 Intangible assets

Movements in intangible assets are as follows:

	2006			2005		
(in US$ millions)	Goodwill	Other	**Total**	Goodwill	Other	Total
Net book value at January 1,	$322.1	$ 0.4	**$322.5**	$337.4	$ -	$337.4
Movements:						
Acquisitions	5.9	3.3	**9.2**	0.4	0.5	0.9
Amortization	-	(0.4)	**(0.4)**	-	(0.1)	(0.1)
Impairment	-	-	-	-	-	-
Exchange differences	17.6	0.3	**17.9**	(15.7)	-	(15.7)
Net book value at December 31,	345.6	3.6	**349.2**	322.1	0.4	322.5
Cost	322.1	0.5	**322.6**	337.4	-	337.4
Accumulated amortization and impairment	-	(0.1)	**(0.1)**	-	-	-
Net book value at January 1,	322.1	0.4	**322.5**	337.4	-	337.4
Cost	345.6	4.1	**349.7**	322.1	0.5	322.6
Accumulated amortization and impairment	-	(0.5)	**(0.5)**	-	(0.1)	(0.1)
Net book value at December 31,	$345.6	$ 3.6	**$349.2**	$322.1	$ 0.4	$322.5

Goodwill of $324.0 million relates to the 2001 acquisition of Ellis & Everard and was allocated to the US and Europe business units. Amortization of other intangibles is reported as part of other operating expenses. During the year Univar acquired two companies, one in Italy and one in Spain, for a total consideration of $17.5 million.

The calculation of value-in–use for all intangible assets is most sensitive to the following assumptions:

- Earnings before interest, taxes, depreciation and amortization (EBITDA)
- Discount rates
- Market share during the budget period
- Growth rate used to extrapolate cash flows beyond the budget period

To calculate value-in-use, cash-flow projections are based on EBITDA from financial budgets approved by senior management covering a five-year period. The discount rate applied to cash-flow projects is 9.33% (2005: 8.84%), representing the company's before-tax cost of capital rate. Cash flows beyond the 5-year period are extrapolated using a 0% (2005: 0%) growth rate. The stated discount and growth rates are applicable for all cash-generating units.

Sensitivity to changes in assumptions

Management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the cash-generating unit to materially exceed its recoverable amount.

8 Property, plant and equipment

Movements in net book value of property, plant and equipment are as follows:

(in US$ millions)	Land and buildings	Tank farms	Machinery, equipment, and other	Work under construction	Total
Balance at January 1, 2006	$ 291.8	$ 84.4	$ 84.4	$15.7	**$ 476.3**
Movements:					
Additions	5.2	2.4	18.9	59.1	**85.6**
Acquisitions	4.8	-	7.8	-	**12.6**
Reclassification	10.0	10.9	25.9	(49.6)	**(2.8)**
Disposals	(1.6)	(0.2)	(1.9)	(3.7)	**(7.4)**
Depreciation	(12.4)	(11.4)	(21.9)	-	**(45.7)**
Exchange differences	7.5	1.4	5.4	1.0	**15.3**
Balance at December 31, 2006	305.3	87.5	118.6	22.5	**533.9**
Cost	391.8	155.3	252.1	15.7	**814.9**
Accumulated depreciation	(100.0)	(70.9)	(167.7)	-	**(338.6)**
Balance at January 1, 2006	291.8	84.4	84.4	15.7	**476.3**
Cost	418.8	169.6	305.7	22.5	**916.6**
Accumulated depreciation	(113.5)	(82.1)	(187.1)	-	**(382.7)**
Balance at December 31, 2006	$ 305.3	$ 87.5	$ 118.6	$22.5	**$ 533.9**

(in US$ millions)	Land and buildings	Tank farms	Machinery, equipment, and other	Work under construction	Total
Balance at January 1, 2005	$ 307.4	$ 78.2	$ 78.0	$ 7.6	**$ 471.2**
Movements:					
Additions	3.5	2.2	13.6	44.4	**63.7**
Reclassification	1.6	14.9	19.2	(35.7)	**-**
Disposals	(2.5)	-	(2.0)	-	**(4.5)**
Depreciation	(11.6)	(10.0)	(18.9)	-	**(40.5)**
Exchange differences	(6.6)	(0.9)	(5.5)	(0.6)	**(13.6)**
Balance at December 31, 2005	291.8	84.4	84.4	15.7	**476.3**
Cost	402.3	139.0	258.5	7.6	**807.4**
Accumulated depreciation	(94.9)	(60.8)	(180.5)	-	**(336.2)**
Balance at January 1, 2005	307.4	78.2	78.0	7.6	**471.2**
Cost	391.8	155.3	252.1	15.7	**814.9**
Accumulated depreciation	(100.0)	(70.9)	(167.7)	-	**(338.6)**
Balance at December 31, 2005	$ 291.8	$ 84.4	$ 84.4	$ 15.7	**$ 476.3**

No property, plant and equipment was pledged to secure short-term borrowings in 2006 (2005: $0 million). There were no material interest costs capitalized on capital projects during 2006 or 2005.

9 Inventories

Inventories consist primarily of goods held for resale. At December 31, 2006, there was a provision of $5.6 million for obsolete inventory (2005: $5.8 million). Write-downs of inventories amounted to $2.8 million (2005: $0.8 million).

10 Accounts receivable

Accounts receivable are stated net of a provision for doubtful accounts. The provision for doubtful accounts was $12.4 million at December 31, 2006 (2005: $12.6 million). At December 31, 2006, there were no accounts receivable pledged to secure short-term credit (2005: $1.2 million).

11 Other receivables and prepaid expenses

(in US$ millions)	2006	2005
Other receivables	**$58.3**	$68.2
Prepaid expenses	**22.1**	20.4
Other tax receivable	**9.7**	6.2
Derivative contracts	**1.7**	0.9
Total	**$91.8**	$95.7

12 Cash and cash equivalents

(in US$ millions)	2006	2005
Cash at bank and on-hand	**$34.6**	$27.0
Deposits	**11.7**	8.1
Total	**$46.3**	$35.1

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the group, and earn interest at the respective short-term deposit rates. At December 31, 2006, there was no cash pledged to collateralize letters of credit and other obligations (2005: $0.2 million).

13 Amounts owed to banks

Amounts owed to banks relate to bank overdrafts and short-term lines of credit.

14 Trade accounts and other accounts payable

(in US$ millions)	2006	2005
Trade payables	**$ 812.0**	$714.8
Accrued liabilities	**131.8**	121.0
Other payables	**16.9**	17.4
Other taxes payable	**25.6**	22.5
Accrued payroll taxes & social security	**14.5**	13.6
Pension liabilities	**-**	0.2
Derivative contracts	**0.4**	1.2
Total	**$1,001.2**	$890.7

15 Long-term debt

	Carrying value (US$ millions)		Due after 5 years (US$ millions)		Average interest rates		Average term in years	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Credit facility loans	**$547.4**	$447.3	**$ -**	$ -	**5.4%**	4.6%	**3.5**	3.5
Other loans	**0.5**	0.6	**0.1**	0.1	**10.2%**	8.1%	**1.5**	1.7
Current portion	**(0.2)**	(0.2)	**-**	-	**-**	-	**-**	-
Sub-total	**547.7**	447.7	**0.1**	0.1	**-**	-	**-**	-
Deferred financing costs	**(3.1)**	(4.2)	**-**	-	**-**	-	**-**	-
Total	**$544.6**	$443.5	**$0.1**	$0.1	**-**	-	**-**	-
Weighted average					**5.4%**	4.6%	**3.5**	3.4

Movements in long-term debt were as follows:

(in US$ millions)	2006	2005
Balance at January 1,	**$ 443.5**	$447.7
Movements:		
New loans	**309.0**	164.7
Repayments	**(242.1)**	(99.6)
Redemption of cumulative financing preference shares	**-**	(38.3)
Movement in deferred financing costs	**1.1**	1.3
Movement in current portion of long-term debt	**-**	(0.2)
Exchange differences	**33.1**	(32.1)
Balance at December 31,	**$ 544.6**	$443.5

On June 28, 2004, Univar replaced its €750 million syndicated credit facility with a €700 million unsecured syndicated credit facility that expires on June 28, 2009. The new facility provides for floating rate loans of various maturities and currencies. The new facility consists of two tranches: Tranche A (€150 million) initially matured on June 27, 2005, and Tranche B (€550 million) matures on June 26, 2009. Upon the maturity of Tranche A, the company exercised its right to request an extension of 364 days, and did so once again in 2006. Tranche A now matures on June 25, 2007. There were no amounts outstanding under Tranche A as of December 31, 2006.

Interest rates for each drawdown under the credit facility are a function of the then-current benchmark rate (EURIBOR, LIBOR, USD LIBOR, etc.) and a credit spread. Under the terms of the credit facility, credit spread is determined by a pricing grid that is based on the ratio of net debt (as defined below) to EBITDA. Based on interest rate swap contracts, and the applicable credit margins, the effective interest rate for the long-term loans at December 31, 2006 was 5.5% (2005: 5.2%).

The following were the advances outstanding under Tranche B of this facility:

	2006	2005
US dollar ($)	**255.0**	185.0
Euro (€)	**95.0**	65.0
British pound (GBP)	**85.0**	100.0
Canadian dollar (CAD)	**-**	15.0

The financial covenants, as defined in this facility, are:

- The ratio of net debt (which includes long-term debt, amounts owed to banks and current portion of long-term debt, less cash and cash equivalents) to EBITDA at December 31, 2004, and at each subsequent semi-annual reporting date up to and including June 30, 2008, must not exceed 3.25:1. For each reporting date thereafter, the ratio must not exceed 3.00:1. At year-end 2006, the ratio was 1.9:1 (2005: 1.9:1).
- The ratio of EBITDA to interest expense must not be less than 4.0:1. At year-end 2006, the ratio was 8.6:1 (2005: 9.6:1).

As of December 31, 2006, the company is in compliance with these covenants.

Certain restrictions apply to this facility. These restrictions include provisions which provide that borrowings under the facility may only be used for the financing of certain acquisitions, for working capital and for general corporate purposes, that the net proceeds from certain disposals and capital markets issues must be used as mandatory prepayments, to create a negative pledge prohibiting the creation of certain security interests, and that restrict the incurring of financial indebtedness outside the

facility. A number of major subsidiaries have provided cross guarantees regarding compliance with the commitments under the terms of this credit facility. In addition, the facility mandates that Univar implement a hedging program consistent with its risk management policies.

In 2005, the facility was amended to reflect the adoption of IFRS as Univar's replacement for Dutch GAAP as its governing accounting standard. As part of the amendment process, conforming modifications were made in the pricing and in certain restrictions on debt to eliminate any substantive effects from this change.

Breakdown of all loans by currency:

(in millions)	Local Currency		US Dollars	
	2006	2005	**2006**	2005
US dollar ($)	**255.3**	185.4	**$255.3**	$185.4
Euro (€)	**95.0**	65.0	**125.3**	76.9
British pound (GBP)	**85.0**	100.0	**167.1**	172.5
Canadian dollar (CAD)	**-**	15.0	**-**	12.9
			$547.7	$447.7

16 Financial instruments

The following is a comparison by category of carrying amounts and fair values of all of Univar's financial instruments that are carried in the financial statements.

(in US$ millions)	Carrying amount		Fair value	
	2006	2005	**2006**	2005
Financial assets:				
Cash	**$ 46.3**	$ 35.1	**$ 46.3**	$ 35.1
Forward currency contracts	**-**	0.3	**-**	0.3
Interest rate swap contracts	**1.7**	0.6	**1.7**	0.6
Financial liabilities:				
Bank overdraft	**47.9**	56.5	**47.9**	56.5
Current portion of long-term debt	**0.2**	0.2	**0.2**	0.2
Credit facility loans	**547.4**	447.3	**547.4**	447.3
Other bank loans	**0.3**	0.4	**0.3**	0.4
Forward currency contracts	**0.4**	-	**0.4**	-
Interest rate swap contracts	**-**	1.2	**-**	1.2

The fair value of loans is reasonably approximated by the principle amount since all loans are of overnight, one-month or three-month maturities.

At December 31, 2006, Univar had five interest rate swap contracts in place with a notional amount of $303.8 million, whereby a fixed rate of interest is paid and a variable rate (equal to a three-month EURIBOR, GBP LIBOR or USD LIBOR, as appropriate) is received on the notional amount. The swap contracts are being used to hedge the cash-flow exposure under the company's credit facility. The credit facility loans and interest rate swaps have essentially the same terms. Following is a breakdown of interest rate swap contracts by currency:

	Principal amount (US$ millions)		Fair value (US$ millions)		Weighted-average fixed swap interest rates		Weighted-average term in years	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
US dollar ($)	**110.0**	110.0	**0.9**	0.6	**4.54%**	4.54%	**1.2**	2.2
Euro (€)	**85.7**	76.9	**0.4**	(0.5)	**3.19%**	3.19%	**0.6**	1.6
British pound (GBP)	**108.1**	94.9	**0.3**	(0.7)	**5.35%**	5.31%	**3.0**	1.0

17 Financial risk management objectives and policies

Univar's principal financial instruments, other than derivatives, comprise bank loans, cash and short-term deposits. The company has various other financial instruments, such as accounts receivable and accounts payable, which arise directly from its operations. Univar makes use of various financial instruments in accordance with a financial policy approved by management. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

It is, and has been throughout the year, Univar's policy that no trading in financial instruments may be undertaken.

The main risks arising from the company's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Supervisory Board reviews and agrees to policies for managing each of these risks and they are summarized below. The company also monitors the market-price risk arising from all financial instruments. The magnitude of interest rate risk at year end is discussed below. The company's accounting policies in relation to derivatives are set out in the summary of significant accounting policies.

Interest rate risk
Univar's exposure to market risk for changes in interest rates relates primarily to the company's long-term debt obligations.

Under the terms of the €700 million credit facility, Univar is required to implement and maintain a hedging policy. Under the terms of the company's hedging policy as of December 31, 2006, the company is required to maintain a certain portion of its debt in fixed-rate instruments, or to maintain floating-for-fixed interest rate swap agreements. These swaps are designated to hedge underlying debt obligations. In accordance with this policy, at December 31, 2006, the company had outstanding floating-for-fixed interest rate swaps amounting to $303.8 million. These swaps were denominated in US dollars, euros and British pounds, and mature over the next three years. Swap rates range from 3.2% to 5.4%.

Foreign currency risk
Univar may be adversely affected by foreign exchange rate fluctuations. Due to the multinational nature of its business, substantial portions of Univar's revenues and expenses are denominated in currencies other than the US dollar, the currency in which its financial statements are expressed. Fluctuations in exchange rates between such currencies and the US dollar could significantly affect Univar's reported results from year to year.

In addition, there are certain situations where Univar incurs costs in currencies other than those in which revenues are earned; however, because of the nature of Univar's business, these exposures are typically of short duration and not material to the overall results of the company. In any event, such transactions are routinely hedged.

In accordance with Univar's current policy, all net transaction positions are routinely hedged against currency risks by using foreign-exchange forward contracts. The company has not used derivative instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, or earnings of foreign subsidiaries.

Product price risk
The company's business model is to buy and sell at "spot" prices in quantities approximately equal to estimated customer demand. The company does not take significant "long" or "short" positions in the products it sells in an attempt to make money on changes in product prices. As a result, the company is not significantly exposed to changes in product selling prices or costs and the company's exposure to product price risk is not material.

Credit risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requesting credit above a certain level. Univar does not require collateral with respect to financial assets.

Investments, if any, are only in liquid securities and only with counterparties that have a credit rating equal to or better than the company's. Transactions involving derivative financial instruments are with counterparties with whom Univar has a signed netting agreement and who have high credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Liquidity risk
The company's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term bank loans, and financing under the terms of the €700 million credit facility.

18 Provisions

Movements in this item were as follows:

(in US$ millions)	Pensions	Post-employment benefits other than pensions	Other pension plans	Environ-mental	Other	Total
Balance at January 1, 2006	$171.2	$56.0	$ 3.9	$ 59.8	$ 5.2	**$296.1**
Movements:						
Additions	24.2	2.6	-	9.9	0.6	**37.3**
Acquisitions	-	-	-	0.3	1.4	**1.7**
Withdrawals/other	-	-	(0.4)	(0.3)	0.3	**(0.4)**
Reclassification	4.0	-	(3.3)	-	(0.3)	**0.4**
Payments	(62.3)	(1.3)	-	(11.7)	(2.3)	**(77.6)**
Change in discount	-	-	-	(0.3)	-	**(0.3)**
Exchange differences	19.3	-	(0.2)	1.6	0.1	**20.8**
Balance at December 31, 2006	$156.4	$57.3	-	$ 59.3	5.0	**278.0**
Current	-	-	-	23.3	1.5	**24.8**
Non-current	171.2	56.0	3.9	36.5	3.7	**271.3**
Balance at January 1, 2006	171.2	56.0	3.9	59.8	5.2	**296.1**
Current	-	-	-	23.4	3.8	**27.2**
Non-current	156.4	57.3	-	35.9	1.2	**250.8**
Balance at December 31, 2006	$156.4	$57.3	$ -	$ 59.3	$ 5.0	**$278.0**

Pensions
Univar offers pension plans that provide benefits for employees upon retirement. The pensions and post-employment benefits are discussed in Note 19. Other pension plans were reviewed during 2006 and appropriately reclassified.

Environmental
Provisions for environmental remediation costs represent reasonable estimated remediation costs for the next 10 years. Budgeted cash outflows for the next 12 months are reported as current. The timing of expected cash outflows is generally expected to be even. However, unforeseen circumstances may result in some uncertainty as to the actual timing.

Other
Provisions for restructuring and uninsured liabilities are included in Other. Budgeted cash outflows for the next 12 months are reported as current. The timing of expected cash outflows is generally expected to be even. However, unforeseen circumstances may result in some uncertainty as to the actual timing.

19 Employee benefits

Univar makes contributions to eleven company-sponsored defined benefit plans that provide pension benefits for employees upon retirement. The company has two types of defined benefit plans, final salary plans and average salary plans, covering a significant number of its employees. The plans require contributions to be made to separately administered funds. The expected weighted average remaining working lives of the employees participating in the defined benefit plans for 2006 is 10.4 years (2005: 12.9 years).

Post-employment benefits other than pensions relate to health care for employees in the United States.

The following tables summarize the components of net benefit expense recognized in the consolidated income statement and the funded status and amounts recognized in the consolidated balance sheet.

Net benefit expense (in US$ millions, recognized in personnel cost)	Defined benefit pension plans		Post-employment benefits other than pensions	
	2006	2005	**2006**	2005
Current service cost	**$ 24.4**	$ 20.8	**$ 1.8**	$ 2.0
Interest cost on obligation	**38.2**	35.5	**2.7**	3.2
Expected gain on plan assets	**(39.3)**	(32.0)	**-**	-
Recognized net actuarial losses	**0.3**	-	**(0.2)**	-
Past service cost	**0.6**	1.9	**(1.7)**	-
Net benefit expense	**$ 24.2**	$ 26.2	**$ 2.6**	$ 5.2
Actual gain on plan assets	**$(56.9)**	$ (47.3)	**$ -**	$ -

Benefit liability (in US$ millions)	Defined benefit pension plans		Post-employment benefits other than pensions	
	2006	2005	**2006**	2005
Present value of unfunded obligation	**$ 62.4**	$ 50.9	**$52.7**	$44.7
Present value of funded obligation	**751.6**	670.4	**-**	-
Defined benefit obligation	**$ 814.0**	$ 721.3	**$52.7**	$44.7
Fair value of plan assets	**(623.8)**	(493.8)	**-**	-
Net obligation	**190.2**	227.5	**52.7**	44.7
Unrecognized actuarial results gain/(loss)	**(38.8)**	(56.0)	**(1.5)**	6.8
Unrecognized past service benefit/(cost)	**(0.2)**	(0.3)	**6.1**	4.5
Limit of recovery on plan surplus	**5.2**	-	**-**	-
Recognized liability	**$ 156.4**	$ 171.2	**$57.3**	$56.0

Univar does not invest plan assets in property occupied by the company or in its own equities.

Changes in the present value of the defined benefit obligations are as follows:

(in US$ millions)	Defined benefit pension plans		Post-employment benefits other than pensions	
	2006	2005	**2006**	2005
Defined benefit obligation at January 1,	**$ 721.3**	$ 656.2	**$44.7**	$50.8
Current service cost	**24.4**	20.8	**1.8**	2.0
Interest cost on obligation	**38.2**	35.5	**2.7**	3.2
Contributions by participants	**1.2**	1.9	**0.8**	0.7
Benefits paid	**(22.3)**	(20.6)	**(2.1)**	(1.5)
Actuarial (gains)/losses	**1.6**	53.6	**8.2**	(6.1)
Amendments	**0.6**	1.6	**(3.4)**	(4.4)
Other	**(0.2)**	3.3	**-**	-
Exchange difference	**49.2**	(31.0)	**-**	-
Defined benefit obligation at December 31,	**$ 814.0**	$ 721.3	**$52.7**	$44.7

Changes in the fair value of plan assets are as follows:

(in US$ millions)	Defined benefit pension plans		Post-employment benefits other than pensions	
	2006	2005	**2006**	2005
Plan assets at January 1,	**$493.8**	$420.9	**$ -**	$ -
Expected return	**39.3**	32.1	**-**	-
Contributions by employer	**62.3**	66.3	**1.3**	0.8
Contributions by participants	**1.2**	1.9	**0.8**	0.7
Benefits paid	**(22.3)**	(20.6)	**(2.1)**	(1.5)
Actuarial gains/losses	**17.6**	15.1	**-**	-
Other	**(0.2)**	-	**-**	-
Exchange difference	**32.1**	(21.9)	**-**	-
Plan assets at December 31,	**$623.8**	$493.8	**$ -**	$ -

The Company expects to contribute $28.0 million to its defined benefit pension plans in 2007.

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	2006	2005
Equities	**65.9%**	68.5%
Bonds	**25.5**	21.2
Other	**8.6**	10.3
Total	**100%**	100%

The overall expected rate of return on plan assets is determined based on the asset allocation above and expected rates of return on that date. There has been no significant change in the expected rate of return on assets.

The principal assumptions used in determining pension and post-employment benefit obligations are calculated as a weighted average and are shown below:

	2006	2005
Discount rate at December 31	**5.4%**	5.2%
Expected return on plan assets at January 1	**7.8**	7.8
Future salary increases	**4.3**	4.4
Future pension increases	**2.6**	2.6
Health care cost increases for current period	**11.6**	12.0
Ultimate health care cost increases (reached in 2013)	**5.0**	5.0

A one percent increase in health care costs would increase the current service and interest cost components of benefit expense by $1.0 million and the accumulated post-employment benefits obligation by $10.2 million. A one percent decrease in health care costs would reduce the current service and interest cost components of benefit expense by $0.8 million and the accumulated post-employment benefits obligation by $8.1 million.

Amounts for the current and previous two periods were as follows:

(in US$ millions)	Defined benefit pension plans		
	2006	2005	2004
Defined benefit obligation	**$ 814.0**	$ 721.3	$ 656.2
Plan assets	**(623.8)**	(493.8)	(420.9)
Deficit	**190.2**	227.5	235.3
Experience adjustments on plan liabilities (gain)/loss	**(2.7)**	13.9	4.3
Experience adjustments on plan assets (gain)/loss	**(17.6)**	(15.2)	(1.2)

(in US$ millions)	Post-employment benefits other than pensions		
	2006	2005	2004
Defined benefit obligation	**$ 52.7**	$ 44.7	$ 50.8
Experience adjustments on plan liabilities (gain)/loss	**3.0**	(6.2)	10.1

20 Total equity

The company's authorized share capital is €64 million, divided into 32,000,000 common shares and 32,000,000 cumulative preference shares, all with a nominal value of €1.00. In February 2005, the company redeemed all issued and outstanding cumulative financing preference shares series 1 and series 2.

The issued share capital at December 31, 2006 consisted of 29,963,987 (2005: 29,963,987) common shares, of which 1,737,750 (2005: 866,000) were included as treasury shares. The issued share capital has been converted to US dollars at the exchange rate prevailing at the balance sheet date: €/$1.31860 at December 31, 2006 (€/$1.1829 at December 31, 2005).

Univar purchased 980,000 common shares on April 4, 2006 through subscription to an offering announced by HAL Holding N.V. to sell up to 8 million Univar N.V. shares. HAL Holding N.V. owns more than a 10% interest in Univar N.V. The shares were purchased at the offering price (€42.00). In 2005, Univar purchased 210,084 common shares at an average price of €33.49 on the open market. During 2006, Univar sold 108,250 (2005: 58,000) treasury shares upon the exercise of employee stock options.

Movements in treasury shares were as follows:

	2006	2005
Balance at January 1,	**866,000**	713,916
Shares purchased	**980,000**	210,084
Shares sold	**(108,250)**	(58,000)
Balance at December 31,	**1,737,750**	866,000

Other reserves include a reserve for unrealized gains and losses, the foreign currency translation reserve and other.

Movements in total other reserves were as follows:

(in US$ millions)	Unrealized gains and losses	Currency translation reserves	Other	**Total other reserves**
Balance at January 1, 2005	**$(2.8)**	**$ 31.5**	**$(4.4)**	**$ 24.3**
Translation differences on the net investment in foreign group companies	-	(20.4)	-	**(20.4)**
Fair value derivative contracts	2.2	-	-	**2.2**
Currency translation differences on common shares	-	-	5.5	**5.5**
Balance at December 31, 2005	(0.6)	11.1	1.1	**11.6**
Translation differences on the net investment in foreign group companies	-	19.4	-	**19.4**
Fair value derivative contracts	2.4	-	-	**2.4**
Currency translation differences on common shares	-	-	(4.1)	**(4.1)**
Balance at December 31, 2006	$ 1.8	$ 30.5	$(3.0)	**$ 29.3**

Unrealized gains and losses
This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge. The net gain on cash flow hedges during the year recognized in equity was $2.4 million (2005: $2.2 million). The reserve for unrealized gains and losses is a legal non-distributable reserve.

Currency Translation reserves
The currency translation reserve is used to record exchange rate differences arising from the translation of the financial statements of foreign subsidiaries. The currency translation reserve is a legal non-distributable reserve.

Other
This reserve includes the currency translation differences on shares.

21 Option rights

The company has awarded stock options to certain company executives based on their position and responsibilities pursuant to an option plan adopted each year. The company hedges options granted by maintaining an approximately equivalent number of treasury shares. The option holder can exercise the rights during certain exercise periods, subject to observance of appropriate rules.

The options can be exercised three years after being granted, subject to certain vesting and employment requirements. Under the 2003 and 2004 options, the company's share price at exercise must be at least twice the price at the time the options were granted, and the options expire after seven years.

Under the 2005 options, the option holder had a choice of performance targets. The first performance target is that the company's share price at exercise must be at least twice the price at the time the options were granted, and the options expire after seven years. The second performance target is that the company's share price is at least 135% of the price at the time the options were granted, but the after-tax exercise proceeds must be used to buy company stock that is held for at least seven years after the option grant date. Under the latter performance target, the options expire after four years. There were 137,000 options outstanding under the first performance target and 160,000 options outstanding under the second performance target.

Under the 2006 options, the number of issued options that actually vest will depend on the company's total shareholder return in the three-year period after the date of grant as compared to that of 12 predetermined peer companies. Under this additional vesting requirement, from 0% to 100% of the issued options will actually vest.

Breakdown of option rights granted:

Term		Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2006	2005
until	May 22, 2010	2003	292,000	7.60	**173,750**	282,000
until	May 24, 2011	2004	287,000	13.95	**287,000**	287,000
until	May 6, 2012	2005	297,000	23.95	**297,000**	297,000
until	May 10, 2013	2006	475,500	40.68	**475,500**	-
Total			**1,351,500**		**1,233,250**	866,000

The number of options expiring or forfeited in 2006 was 0 (2005: 26,500). In 2006, 108,250 options (2005: 58,000) were exercised at a weighted average exercise price of €7.60 per share (2005: €11.07). At the time of exercise, the weighted average share price was €36.72 per share (2005: €25.62). At December 31, 2006, 173,750 options were exercisable (2005: 0). The weighted average fair value of options granted during the year was €8.07 (2005: €5.25).

In determining the fair value of the stock options, Univar uses the binomial method as its options pricing model. Inputs to the model include:

a) expected volatility, which is based on historical stock prices of the company as well as consideration of future trends was 26% for the 2006 options (2005: 30%);
b) expected dividends, which are based on past and projected dividend yields for the 2006 options was 2.6% (2005: 3.0%);
c) the risk-free interest rate based on the seven-year euro-area government benchmark bond yield was 3.8% for the 2006 options (2005: 3.0%);
d) involuntary post-vest withdrawal based on market conditions and estimated forfeitures was 1.5% per year for the 2006 options (2005: 1.5% per year);
e) expected life of option for the 2006 options was 5.2 years (2005: 3.0 years); and
f) market conditions applicable to each option grant.

Breakdown of option rights granted to Mr. Pruitt:

Term		Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2006	2005
until	May 22, 2010	2003	70,000	7.60	**70,000**	70,000
until	May 24, 2011	2004	70,000	13.95	**70,000**	70,000
until	May 6, 2012	2005	70,000	23.95	**70,000**	70,000
until	May 10, 2013	2006	105,000	40.68	**105,000**	-
Total			**315,000**		**315,000**	210,000

In 2006, Mr. Pruitt exercised 0 options.

Breakdown of option rights granted to Mr. Holsboer:

Term		Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2006	2005
until	May 22, 2010	2003	7,000	7.60	**7,000**	7,000
until	May 24, 2011	2004	7,000	13.95	**7,000**	7,000
until	May 6, 2012	2005	7,000	23.95	**7,000**	7,000
until	May 10, 2013	2006	10,500	40.68	**10,500**	-
Total			**31,500**		**31,500**	21,000

In 2006, Mr. Holsboer exercised 0 options.

22 Remuneration of Executive and Supervisory Board Members

The 2006 total remuneration paid to current Executive Board members amounted to $2.9 million (2005: $2.5 million), as follows:

(in US$ thousands)	Salaries	Bonus	Post-employment pension benefits	Share based payments	**Total 2006**	Total 2005
G. E. Pruitt	$ 891	$ 968	$236	$496	**$2,591**	$2,174
J. H. Holsboer	131	137	20	50	**338**	303
Total	**$1,022**	**$1,105**	**$256**	**$546**	**$2,929**	$2,477

The members of the Executive Board are entitled to variable compensation consisting of an annual performance bonus and possibly stock options. The formula used to calculate the annual performance bonus was pre-determined by the Supervisory Board and was selected as a measurable indicator of performance that is influenced by the management of the company. The Supervisory Board may adjust the bonus payout up or down, not to exceed the maximum amount, to assure the payout reflects each Executive Board member's personal performance and non-financial objectives achieved. For 2006, the anticipated bonus is $1.1 million (2005: $1.0 million).

There were 115,500 option rights granted to Executive Board members in 2006.

No loans, advances or guarantees have been issued to members of the Executive Board.

Univar has employment agreements with Mr. Pruitt (until 2010) and with Mr. Holsboer. Either Univar or the Executive Board member may terminate these agreements upon appropriate written notice. Mr. Pruitt is entitled to 30 months' severance and Mr. Holsboer is entitled to 12 months' severance, in both cases if termination is by the company without cause.

The total remuneration for the Supervisory Board members consists of a fixed annual fee. The Board members receive no bonuses or options.

The total remuneration paid to the Supervisory Board members was as follows:

(in US$ thousands)	**2006**	2005
P. H. Vogtländer (Chairman)	**$ 42**	$ 42
M. van der Vorm (Vice Chairman)*	**-**	25
Y. Bobillier	**34**	34
R. J. Meuter**	**25**	-
G. J. Sharman	**34**	34
F. F. Waller	**34**	34
Total	**$169**	$169

*On September 23, 2005, Mr. van der Vorm resigned.
**Mr. Meuter was appointed to the Supervisory Board on May 10, 2006.

For 2006, the total remuneration paid to Supervisory Board members was $0.2 million (2005: $0.2 million).

At December 31, 2006, Executive and Supervisory Board members held no shares. In addition, Supervisory Board members held no options at December 31, 2006, or at December 31, 2005. No loans, advances or guarantees have been issued to members of the Supervisory Board.

23 Segment information by geographic area

(in US$ millions)	2006					2005				
	US	**Canada**	**Europe**	**Other**	**Total**	US	Canada	Europe	Other	Total
Income statement										
Net sales	$ 3,264.0	$ 1,078.3	$ 2,149.6	$ 127.5	**$ 6,619.4**	$ 2,958.7	$ 958.7	$ 1,970.8	$ 98.5	$ 5,986.7
Depreciation & amortization	24.1	6.2	14.7	1.1	**46.1**	20.5	5.2	14.0	0.9	40.6
Segment results	138.1	83.1	51.0	(8.4)	**263.8**	122.0	68.7	44.8	(8.0)	227.5
Unallocated expenses					**(25.2)**					(19.8)
Operating income					**238.6**					207.7
Non-operating income (expense)					**(0.2)**					1.1
Interest expense, net					**33.1**					25.9
Income before taxes					**205.3**					182.9
Income tax expense					**71.1**					59.4
Net income					**134.2**					123.5
Balance sheet										
Intangible assets	189.9	6.2	152.3	0.8	**349.2**	189.9	6.2	125.8	0.6	322.5
Property, plant and equipment	305.1	78.6	143.7	6.5	**533.9**	289.3	74.4	109.6	3.0	476.3
Current assets	712.5	263.0	737.7	54.1	**1,767.3**	672.7	266.3	599.4	43.7	1,582.1
Segment assets	1,207.5	347.8	1,033.7	61.4	**2,650.4**	1,151.9	346.9	834.8	47.3	2,380.9
Unallocated assets					**192.3**					197.2
Total assets					**$ 2,842.7**					$ 2,578.1
Segment liabilities	580.2	181.8	483.1	34.1	**1,279.2**	584.8	176.7	398.9	26.5	1,186.9
Unallocated liabilities					**691.1**					607.4
Total liabilities					**$ 1,970.3**					$ 1,794.3
Net cash flow from:										
Operating activities	40.1	75.9	20.6	(6.2)	**130.4**	(4.4)	23.7	0.1	(0.2)	19.2
Investing activities	(42.9)	(7.8)	(39.7)	(5.7)	**(96.1)**	(35.4)	(4.9)	(19.7)	(2.3)	(62.3)
Total capital expenditures	$ 43.1	$ 10.0	$ 46.7	$ 7.6	**$ 107.4**	$ 36.1	$ 4.9	$ 19.3	$ 4.3	$ 64.6
Average number of employees	3,430	752	2,487	115	**6,784**	3,344	758	2,486	102	6,690

Only those costs directly attributable to the segment are reported as segment costs above. For management purposes allocated costs are included in business unit figures and therefore these numbers may not agree with those business unit results presented elsewhere.

24 Commitments

Operating lease commitments
The company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the company expects to renew the leases or substitute another location and lease.

The majority of the company's fleet and some equipment are leased through operating leases. Lease terms vary but certain leases are non-cancelable for the first 12-month term and then become month-to-month leases, cancelable at the company's option or by the lessor. Certain leases include residual value guarantees on vehicles and equipment, which historically have not resulted in significant net payments to the lessors. There are no net payments reflected in the future minimum lease obligation as the leases are cancelable and there are no expected net payments due under the guarantees.

Lease expense for 2006 was $25.8 million (2005: $24.7 million). Rental and lease commitments at the end of 2006, relating mainly to land and buildings, amounted to $193.4 million (2005: $189.0 million).

Breakdown of annual rental and lease commitments:

(in US$ millions)	**2006**	2005
Within one year	**$ 46.3**	$ 47.2
After one year but not more than five years	**92.4**	97.4
More than five years	**54.7**	44.4
	$193.4	$189.0

Capital commitments
The company had no significant investment commitments at the end of 2006 or 2005.

25 Guarantees and contingencies

Guarantees and security provided on behalf of equity participations and third parties amounted to $0.2 million at December 31, 2006 (2005: $0.2 million). In addition, Univar provides bank guarantees and standby letters of credit to various institutions to support tax, pension, insurance and environmental obligations. At December 31, 2006, the total amount of these guarantees and letters of credit was $88.3 million (2005: $59.5 million), issued through a combination of facilities granted directly by the parent, Univar N.V., to local subsidiaries and guaranteed by the parent, and to local subsidiaries with no parent guarantee.

Univar was split off from Vopak at the end of June 2002 by means of a legal split-off (juridische splitsing) under Dutch law. Effective as of the split-off, Univar and Vopak became independent, publicly-owned companies. Pursuant to section 2:334t of the Dutch Civil Code, Univar is liable on a joint and several basis for certain Vopak obligations. This liability applies to obligations arising under contract as well as to obligations arising under statute (e.g. tax liabilities, environmental liabilities and other tortious liabilities). Any such liability is a contingent liability. Furthermore, if an obligation of Vopak under Dutch law qualifies as an obligation which can be split (deelbare verbintenis), Univar's contingent liability will be limited to the value of the assets and liabilities it acquired in the split-off. If the obligation cannot be split (ondeelbare verbintenis), Univar is contingently liable for the entire obligation. A number of Vopak creditors entered into agreements releasing Univar from any obligations of Vopak to the creditor for which Univar would be liable pursuant to section 2:334t. Vopak and Univar entered into an indemnity agreement whereby both parties indemnify the other party from liabilities arising from the activities of the indemnifying party.

In the ordinary course of its business, Univar is subject to claims from time to time. The liabilities for injuries to persons or property are typically covered by liability insurance, subject to various deductibles and self-insured retentions. The deductible and self-insured portions of these liabilities, where applicable, have been accrued in the consolidated financial statements. Univar is not aware of any litigation or arbitration proceedings that are likely to have a material adverse effect on its financial position, nor is Univar aware of any such proceedings that are pending or threatened.

As part of its 1986 purchase of McKesson Chemical Company from McKesson Corporation ("McKesson"), Univar USA Inc. ("Univar USA") entered into an indemnification agreement with McKesson. Pursuant to that agreement McKesson has tendered to Univar USA claims alleging injury from exposure to asbestos-containing products ("asbestos claims"). Following an investigation, Univar determined that it has strong defenses to McKesson's demand for defense and indemnification of asbestos claims and it has rejected the tender of most asbestos claims subsequent to completion of that investigation. Univar has an accrual for those liabilities and expenses which it expects to incur for pending claims. The following describes the status of the asbestos litigation.

As of December 31, 2006, there are 1,740 (2005: 11,500) pending separate-plaintiff claims in multi-plaintiff lawsuits filed in the State of Mississippi. The lawsuits have anywhere from dozens to thousands of plaintiffs, a large number of defendants, and provide no specific information on the plaintiffs' injuries or connecting the plaintiffs' injuries to any specific source of asbestos. Univar USA believes that many of the plaintiffs are not seriously injured from exposure to asbestos. Univar USA has not rejected the tender of any of these cases. No new claims in this category were received in 2006. At the peak there were 18,000 such claims pending against McKesson. The Supreme Court of Mississippi has entered rulings which, in substance, require the dismissal of most of or all of these claims. Pursuant to those rulings 16,300 of the claims have been dismissed, all without liability payments, and 1,740 claims are pending. Because Univar USA has been paying the defense costs for the cases, Univar USA does not have any contingent liability for costs incurred by McKesson. Univar USA expects most of the Mississippi cases to be dismissed or otherwise resolved with no or minimal payments. To date the costs for defending these cases have not been material and Univar USA believes the future defense and liability costs for the Mississippi cases will not be material.

As of December 31, 2006, there are 271 (2005: 265) McKesson-tendered single-plaintiff asbestos claims pending in the states of Alabama, California, Delaware, Illinois, Mississippi, Missouri, Texas and Washington. Univar USA rejected the tender of most of these cases. These cases differ from the Mississippi multi-plaintiff cases in that they are single-plaintiff cases with the plaintiff alleging substantial specific injuries from exposure to asbestos-containing products. These cases are similar to the Mississippi cases in that numerous defendants are named and that they provide little specific information connecting the plaintiffs' injuries to any specific source of asbestos. Univar USA believes the defense costs and liability for these cases will not be material. In 2006, 234 single-plaintiff lawsuits were tendered by McKesson, and 228 cases were resolved with 225 of these cases dismissed without payment, and three cases settled. The amount paid to settle the cases was insignificant.

The total amount paid to settle McKesson asbestos claims, some of which Univar paid and some of which McKesson paid, is $0.2 million, of which $0.1 million was paid in 2006. In 2006, defense costs were $1.0 million (2005: $1.0 million) some of which Univar paid and some of which McKesson paid. Univar USA has a potential claim against McKesson for reimbursement of asbestos claims costs incurred. Similarly, for tendered asbestos claims rejected by Univar USA, McKesson has a potential claim against Univar USA for reimbursement of its costs.

If Univar USA were held to be responsible for McKesson's incurred asbestos costs, the cost to Univar would not be material. If asbestos costs were to increase materially above the level presently being incurred, whether due to a substantial increase in the number of claims and/or in the average cost per claim or otherwise, and if Univar were to be held to be responsible for all of those costs, Univar's financial condition and results of operations could be significantly affected.

Environmental obligations
Approximately 82 Univar sites are currently undergoing remediation efforts or are in the process of active review of the need for potential remediation efforts. Some of these efforts are being conducted pursuant to governmental proceedings or investigations, while Univar, with appropriate state or federal agency oversight and approval, is conducting others voluntarily.

At December 31, 2006 and 2005, accruals for environmental liabilities totaled $59.3 million and $59.8 million, respectively. Cash expenditures during 2006 and 2005 for remedial, monitoring and investigatory activities were $11.7 million and $11.6 million, respectively. The level of annual expenditures will change in the future as major components of planned remediation activities are completed and the scope, timing and costs of existing activities are changed. Univar's accrual for its environmental liabilities is an estimate that is affected by matters such as information obtained from investigatory studies; changes in the scope of remediation; the interpretation, application and enforcement of laws and regulations; changes in the costs of remediation programs; the development of alternative cleanup technologies and methods; the uncertainty concerning recovery of such costs from third parties which may be jointly liable; and the relative level of Univar's involvement at various sites at which the company is allegedly associated. Univar periodically reviews the status of all existing or potential environmental liabilities and adjusts its accruals based on all available, relevant information.

Univar is subject to environmental liabilities for contamination of sites never occupied by Univar ("non-owned sites"). From time to time, Univar or related entities are contacted by various governmental agencies and private parties regarding potential liability for a share of the cost of clean-up of non-owned sites. These non-owned sites are typically locations of independent waste disposal or recycling operations with alleged or confirmed contaminated soil and/or groundwater to which Univar may have shipped waste products or drums for re-conditioning. The company believes there are approximately 17 sites for which the company may be liable for a share of the cost of clean-up. Univar's estimate of the probable liability for the remediation of non-owned sites is $2.1 million, and is included in the environmental accrual. Possible costs for these sites could range up to $2.9 million.

Although the company believes adequate accruals have been provided for environmental contingencies, it is possible, due to the uncertainties noted above, that additional accruals could be required in the future that could have a material effect on the results of operations in a particular period.

Company-only Financial Statements and Other Information

Company's income statement for the years ended December 31,

(in US$ millions)	2006	2005
Income from group companies after income taxes	$ 127.8	$ 114.1
Other income/(expense) after income taxes	6.4	9.4
Net income	**$ 134.2**	$ 123.5

Company's balance sheet at December 31,

(before proposed distribution of net income to holders of common shares)

(in US$ millions)	Note	2006	2005
Financial fixed assets	26	$1,190.6	$ 972.8
Intangible fixed assets		0.1	-
Tangible fixed assets		4.6	2.1
Total non-current assets		1,195.3	974.9
Inventories		1.8	0.8
Accounts receivable		2.9	0.6
Other receivables and prepaid expenses		13.9	2.8
Deferred tax assets		13.9	9.9
Cash and cash equivalents		11.6	11.8
Total current assets		44.1	25.9
Total assets		1,239.4	1,000.8
Issued capital		39.5	35.4
Share premium		565.9	568.7
Treasury shares		(61.0)	(14.7)
Retained earnings		298.7	182.8
Other reserves		29.3	11.6
Stockholders' equity	27	872.4	783.8
Provisions		1.2	-
Long-term debt	28	339.4	205.1
Amounts owed to banks		11.7	4.4
Trade accounts and other accounts payable		14.7	7.5
Total current liabilities		26.4	11.9
Total liabilities		367.0	217.0
Total stockholders' equity and liabilities		$1,239.4	$1,000.8

Notes to the Company financial statements

All amounts are in US dollars unless stated otherwise.

Accounting policies
The company financial statements of Univar N.V. have been prepared in accordance with Dutch GAAP and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code. In the Company Financial Statements, Univar N.V. refers to the stand-alone legal entity. The accounting policies are the same as those used for the consolidated financial statements, in accordance with the provisions of article 2:362.8 of the Dutch Civil Code, except for investment in group companies which is carried at net asset value.

For details on the remuneration of Executive and Supervisory Board members, as required by article 2:383 of the Dutch Civil Code, reference is made to Note 22.

26 Financial fixed assets

(in US$ millions)	Group companies	Loans to group companies	Total
Balance at January 1, 2005	**$287.8**	**$ 608.8**	**$ 896.6**
Movements:			
Investments, including acquisitions and advances	-	26.6	**26.6**
Reclassification	77.9	(77.9)	-
Dividend	(4.9)	-	**(4.9)**
Net gains on cash flow hedges recognized directly in equity	0.3	-	**0.3**
Disposals, repayments	-	(39.5)	**(39.5)**
Exchange differences	(10.9)	(9.5)	**(20.4)**
Net income	114.1	-	**114.1**
Balance at December 31, 2005	**$464.3**	**$ 508.5**	**$ 972.8**
Movements:			
Investments, including acquisitions and advances	-	176.6	**176.6**
Reclassification	-	78.0	**78.0**
Tax on intrinsic value of share-based payments	6.2	-	**6.2**
Dividend	(5.5)	-	**(5.5)**
Net gains on cash flow hedges recognized directly in equity	1.9	-	**1.9**
Disposals, repayments	-	(190.6)	**(190.6)**
Exchange differences	13.5	9.9	**23.4**
Net income	127.8	-	**127.8**
Balance at December 31, 2006	**$608.2**	**$ 582.4**	**$1,190.6**

The average interest rate on loans to group companies was 6.3% (2005: 5.0%). Although there are no fixed repayment dates, interest rates are reset on a regular basis.

In accordance with article 2:379 of the Dutch Civil Code, a list of the principal group companies has been filed with the Company Registry in Rotterdam for inspection. The list also includes the information required under article 2:414 of the Dutch Civil Code.

27 Total equity

The company's authorized share capital is €64 million, divided into 32,000,000 common shares and 32,000,000 cumulative preference shares, all with a nominal value of €1.00. In February 2005, the company redeemed all issued and outstanding cumulative financing preference shares series 1 and series 2.

The issued share capital at December 31, 2006 consisted of 29,963,987 (2005: 29,963,987) common shares, of which 1,737,750 (2005: 866,000) were included as treasury shares. The issued share capital has been converted to US dollars at the exchange rate prevailing at the balance sheet date: €/$1.31860 at December 31, 2006 (€/$1.1829 at December 31, 2005).

Univar purchased 980,000 common shares on April 4, 2006 through subscription to an offering announced by HAL Holding N.V. to sell up to 8 million Univar N.V. shares. HAL Holding N.V. owns more than a 10% interest in Univar N.V. The shares

were purchased at the offering price (€42.00). In 2005, Univar purchased 210,084 common shares at an average price of €33.49 on the open market. During 2006, Univar sold 108,250 (2005: 58,000) treasury shares upon the exercise of employee stock options.

Movements in stockholders' equity were as follows:

(in US$ millions, except number of outstanding common shares)	Number of outstanding common shares	Common shares	Share premium	Treasury shares	Retained earnings	Other reserves	**Total equity**
Balance at January 1, 2005	**29,250,071**	**$ 40.9**	**$568.0**	**$ (6.7)**	**$ 74.0**	**$ 24.3**	**$700.5**
Net gains on cash flow hedges	-	-	-	-	-	2.2	**2.2**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	(20.4)	**(20.4)**
Total income and expense for the year recognized directly in equity	-	-	-	-	-	(18.2)	**(18.2)**
Net income	-	-	-	-	123.5	-	**123.5**
Total income for the year	-	-	-	-	123.5	(18.2)	**105.3**
Treasury shares sold	58,000	-	0.2	0.6	-	-	**0.8**
Shares purchased for treasury	(210,084)	-	-	(8.6)	-	-	**(8.6)**
Tax on treasury shares	-	-	0.5	-	-	-	**0.5**
Share-based payments	-	-	-	-	0.9	-	**0.9**
Common dividend	-	-	-	-	(15.6)	-	**(15.6)**
Currency translation differences	-	(5.5)	-	-	-	5.5	**-**
Balance at December 31, 2005	**29,097,987**	**35.4**	**568.7**	**(14.7)**	**182.8**	**11.6**	**783.8**
Net gains on cash flow hedges	-	-	-	-	-	2.4	**2.4**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	19.4	**19.4**
Total income and expense for the year recognized directly in equity	-	-	-	-	-	21.8	**21.8**
Net income	-	-	-	-	134.2	-	**134.2**
Total income for the year	-	-	-	-	134.2	21.8	**156.0**
Treasury shares sold	108,250	-	(2.8)	3.8	-	-	**1.0**
Shares purchased for treasury	(980,000)	-	-	(50.1)	-	-	**(50.1)**
Share-based payments	-	-	-	-	2.1	-	**2.1**
Tax on intrinsic value of share-based payments	-	-	-	-	6.2	-	**6.2**
Common dividend	-	-	-	-	(26.6)	-	**(26.6)**
Currency translation differences	-	4.1	-	-	-	(4.1)	**-**
Balance at December 31, 2006	**28,226,237**	**$ 39.5**	**$565.9**	**$(61.0)**	**$298.7**	**$ 29.3**	**$872.4**

Movements in treasury shares were as follows:

	2006	2005
Balance at January 1,	**866,000**	713,916
Shares purchased	**980,000**	210,084
Shares sold	**(108,250)**	(58,000)
Balance at December 31,	**1,737,750**	866,000

Movements in total other reserves were as follows:

(in US$ millions)	Unrealized gains and losses	Currency translation reserves	Other	**Total other reserves**
Balance at January 1, 2005	**$(2.8)**	**$ 31.5**	**$ (4.4)**	**$ 24.3**
Translation differences on the net investment in foreign group companies	-	(20.4)	-	**(20.4)**
Fair value derivative contracts	2.2	-	-	**2.2**
Currency translation differences on common shares	-	-	5.5	**5.5**
Balance at December 31, 2005	(0.6)	11.1	1.1	**11.6**
Translation differences on the net investment in foreign group companies	-	19.4	-	**19.4**
Fair value derivative contracts	2.4	-	-	**2.4**
Currency translation differences on common shares	-	-	(4.1)	**(4.1)**
Balance at December 31, 2006	$ 1.8	$ 30.5	$(3.0)	**$ 29.3**

Unrealized gains and losses
This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge. The net gain on cash flow hedges during the year recognized in equity was $2.4 million (2005: $2.2 million). The reserve for unrealized gains and losses is a legal non-distributable reserve.

Currency translation reserves
The currency translation reserve is used to record exchange rate differences arising from the translation of the financial statements of foreign subsidiaries. The currency translation reserve is a legal non-distributable reserve.

Other
This reserve includes the currency translation differences on shares.

28 Long-term debt

	Carrying value (US$ millions)		**Due after 5 years (US$ millions)**		**Average interest rates**		**Average term in years**	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Credit facility loans	**$255.0**	$197.9	**$ -**	$ -	**5.7%**	4.0%	**3.5**	3.5
Loans from group companies	**84.4**	7.2	**-**	-	**4.7%**	3.4%	**-**	-
Total	**$339.4**	**$205.1**	**$ -**	**$ -**	**5.4%**	**3.9%**	**-**	**-**

Movements in long-term debt were as follows:

(in US$ millions)	2006	2005
Balance at January 1,	**$ 205.1**	$189.3
Movements:		
Reclassification	**78.0**	-
New loans	**287.8**	153.7
Repayments	**(233.0)**	(99.6)
Redemption of cumulative financing preference shares	**-**	(38.3)
Exchange differences	**1.5**	-
Balance at December 31,	**$ 339.4**	$205.1

On June 28, 2004, Univar N.V. replaced its €750 million syndicated credit facility with a €700 million unsecured syndicated credit facility that expires on June 28, 2009. The new facility provides for floating rate loans of various maturities and currencies. The new facility consists of two tranches: Tranche A (€150 million) initially matured on June 27, 2005, and Tranche B (€550 million) matures on June 26, 2009. Upon the maturity of Tranche A, the company exercised its right to request an extension of 364 days, and did so once again in 2006. Tranche A now matures on June 25, 2007. There were no amounts outstanding under Tranche A as of December 31, 2006.

Interest rates for each drawdown under the credit facility are a function of the then-current benchmark rate (EURIBOR, LIBOR, USD LIBOR, etc.) and a credit spread. Under the terms of the credit facility, credit spread is determined by a pricing grid that is based on the ratio of net debt (as defined below) to EBITDA. Based on interest rate swap contracts, and the applicable credit margins, the effective interest rate for the long-term loans at December 31, 2006 was 5.8% (2005: 5.1%).

The following were the advances outstanding under Tranche B of this facility:

	2006	2005
US dollar ($)	**255.0**	185.0
Canadian dollar (CAD)	**-**	15.0

The financial covenants, as defined in this facility, are:

- The ratio of net debt (which includes long-term debt, amounts owed to banks and current portion of long-term debt, less cash and cash equivalents) to EBITDA at December 31, 2004, and at each subsequent semi-annual reporting date up to and including June 30, 2008, must not exceed 3.25:1. For each reporting date thereafter, the ratio must not exceed 3.00:1. At year-end 2006, the ratio was 1.9:1 (2005: 1.9:1).
- The ratio of EBITDA to interest expense must not be less than 4.0:1. At year-end 2006, the ratio was 8.6:1 (2005: 9.6:1).

As of December 31, 2006, the company is in compliance with these covenants.

Certain restrictions apply to this facility. These restrictions include provisions which provide that borrowings under the facility may only be used for the financing of certain acquisitions, for working capital and for general corporate purposes, that the net proceeds from certain disposals and capital markets issues must be used as mandatory prepayments, to create a negative pledge prohibiting the creation of certain security interests, and that restrict the incurring of financial indebtedness outside the facility. A number of major subsidiaries have provided cross guarantees regarding compliance with the commitments under the terms of this credit facility. In addition, the facility mandates that Univar N.V. implement a hedging program consistent with its risk management policies.

In 2005, the facility was amended to reflect the adoption of IFRS as Univar N.V.'s replacement for Dutch GAAP as its governing accounting standard. As part of the amendment process, conforming modifications were made in the pricing and in certain restrictions on debt to eliminate any substantive effects from this change.

Breakdown of all loans by currency:

(in millions)	**Local Currency**		**US Dollars**	
	2006	2005	**2006**	2005
US dollar ($)	**318.3**	185.0	**$318.3**	$185.0
Euro (€)	**16.0**	6.1	**21.1**	7.2
Canadian dollar (CAD)	**-**	15.0	**-**	12.9
			$339.4	$205.1

29 Financial instruments

The following is a comparison by category of carrying amounts and fair values of all of Univar N.V.'s financial instruments that are carried in the financial statements.

(in US$ millions)	Carrying amount		Fair value	
	2006	2005	**2006**	2005
Financial assets:				
Cash	**$ 11.6**	$ 11.8	**$ 11.6**	$ 11.8
Interest rate swap contracts	**0.9**	0.6	**0.9**	0.6
Financial liabilities:				
Bank overdraft	**11.7**	4.4	**11.7**	4.4
Credit facility loans	**255.0**	197.9	**255.0**	197.9

The fair value of loans is reasonably approximated by the principle amount since all loans are of overnight, one-month or three-month maturities.

At December 31, 2006, Univar N.V. had three interest rate swap contracts in place with a notional amount of $110.0 million, whereby a fixed rate of interest is paid and a variable rate (equal to a three-month EURIBOR, GBP LIBOR or USD LIBOR, as appropriate) is received on the notional amount. The swap contracts are being used to hedge the cash-flow exposure under the company's credit facility. The credit facility loans and interest rate swaps have essentially the same terms.

Following is a breakdown of interest rate swap contracts by currency:

	Principal amount (US$ millions)		Fair value (US$ millions)		Weighted-average fixed swap interest rate		Weighted-average term in years	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
US dollar ($)	**110.0**	110.0	**0.9**	0.6	**4.54%**	4.54%	**1.2**	2.2

30 Employees

On average, the group employed 32 staff in 2006 (2005: 21).

	2006	2005
Management and administrative	**12**	12
Sales	**16**	23
Total	**28**	35

31 Guarantees and contingencies

The €700 million credit facility is cross-guaranteed by Univar N.V., Univar Worldwide B.V., Univar Inc., Univar USA Inc., Univar Europe Holdings B.V. and Univar UK Ltd. As of December 29, 2004, Univar Worldwide B.V. was merged into Univar N.V. At December 31, 2006, there was $547.4 million outstanding under the facility.

Univar N.V. provides parent guarantees for credit facilities granted to its subsidiaries, amounting to $105.8 million. At December 31, 2006, there was $23.9 million outstanding under these credit facilities.

Univar N.V. participates in and guarantees overdraft and cash pooling arrangements involving other related companies in the Netherlands. In this context, Univar has extended guarantees totaling €50 million ($65.9 million) to banks in the Netherlands.

Other guarantees and contingencies are the same as those reported in Note 25 to the consolidated financial statements.

Rotterdam, March 7, 2007

The Executive Board
G. E. Pruitt, Chairman
J. H. Holsboer

The Supervisory Board
P. H. Vogtländer, Chairman
Y. Bobillier
R. J. Meuter
G. J. Sharman
F. F. Waller

To: The Annual General Meeting of Shareholders and the Supervisory Board of Univar N.V.

Auditors' report

Report on the financial statements
We have audited the financial statements for the year ended December 31, 2006 of Univar N.V., Rotterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2006, the income statement, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2006, the company income statement for the year then ended and the notes to the company financial statements.

Management's responsibility
Management of the Company is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Univar N.V. as at December 31, 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of Univar N.V. as at December 31, 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Executive Board is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, March 7, 2007

sgd C. Th. Reckers
for Ernst & Young Accountants

Articles of Association provisions governing the distribution of net income

Article 27 (paragraphs 4 and 5) of the Articles of Association of Univar N.V.:

4. Such amounts of the profit remaining after the application of the preceding paragraphs will be reserved as the Executive Board determines subject to the approval of the Supervisory Board. Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting, on the understanding that no further dividends will be paid out on the preference shares.

5. Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefore following a proposal of the Executive Board.

Proposed distribution of net income

It will be proposed at the General Meeting that a cash dividend will be distributed of €30.5 million ($40.3 million, based on the December 31, 2006 exchange rate) representing €1.08 ($1.43 based on the December 31, 2006 exchange rate) per common share. It will also be proposed to add the remaining profit after dividend distribution to Retained Earnings.

Provided that the General Meeting approves the income statement, balance sheet, and the dividend and distribution proposal, the total distribution will be made payable on May 16, 2007.

Stichting Univar ("Univar Foundation")

The objective of the Univar Foundation, established in Rotterdam, is to further the interests of Univar N.V. ("the company") and of the enterprise maintained by it and its group companies in such a way that the interests of the company, of this enterprise and of all those concerned therewith are safeguarded in the best possible manner. Also, to resist to the maximum extent possible influences which may harm the independence and/or continuity and/or identity of the company and this enterprise to the detriment of these interests, and to do anything which is related to the foregoing or may be conducive thereto.

In 2006, the Univar Foundation Board of Directors held two meetings. At these meetings, the Board reviewed and approved the financial statements of the Foundation, reviewed its standby credit facility, reviewed the composition of the Board and was briefed by a member of the Executive Board of the company on the business of the company.

During 2006, Mr. Timmermans' four-year term ended and he was re-elected to the Univar Foundation Board of Directors. Mr. Schaberg was appointed as the fifth member of the Univar Foundation Board of Directors on April 5, 2006.

The Board of Directors of the Univar Foundation consists of the following members:
Mr. A. P. Timmermans, Chairman
Mr. J. H. M. Lindenbergh
Mr. A. Schaberg
Mr. R. E. Selman
Mr. P. H. Vogtländer

The company and the Univar Foundation entered into a Preference Share Call Option Agreement for the company's cumulative preference shares. Under this agreement, the Univar Foundation will have the right to call for the issue of cumulative preference shares by the company with a nominal value of €1.00 per share. The subscription of cumulative preference shares will take place at par, against payment of 25% of the nominal value, up to a maximum number of 100% of the share capital issued and outstanding in the form of the company's common and cumulative financing preference shares at the time the option is exercised, less the par value of one common share. The Univar Foundation entered into a Standby Facility Agreement to provide a source of funds to pay for the cumulative preference shares. The issuance of the cumulative preference shares may prevent, deter or impede proposals or actions of shareholders or others that are not deemed consistent with the objectives of the Univar Foundation and the interests of Univar, its enterprise and all of those concerned therewith, including, but not limited to, proposals to acquire the company, or other transactions that might result in a change of control.

The Univar Foundation is authorized to exercise the option if in its judgment this is desired to achieve its objectives.

Rotterdam, March 7, 2007

Statement of independence

The Executive Board of Univar N.V. and the Univar Foundation Board hereby declare that, in their joint opinion, the requirements of Appendix X of the General Rules for Euronext Stock Market have been satisfied with respect to the independence of the directors of the Univar Foundation Board.

Rotterdam, March 7, 2007

Information on the Executive Board members

G. E. Pruitt (Chairman)		
Nationality	:	American
Year of birth	:	1950
Previous important positions held	:	Chairman Executive Board, Koninklijke Vopak N.V. Member Executive Board, Koninklijke Vopak N.V. Chief Financial Officer, Vopak North America Inc.
Supervisory Board Memberships	:	Public Storage, Inc. Itron, Inc.
Number of Univar shares held	:	none
Appointed	:	April 24, 2002

J. H. Holsboer (member)

Nationality	:	Dutch
Year of birth	:	1946
Previous important positions held	:	Member Executive Board, ING Chairman Executive Committee, Financial Services International of ING Chairman Supervisory Board, WUH Bank Member Supervisory Board, BBL Bank Member Supervisory Board, ING Lease Member Supervisory Board, NPM Investments Member Supervisory Board, OBAM Investment Fund Chairman Corporate Board (CEO), NRG
Supervisory Board memberships	:	PartnerRe Ltd., Bermuda Atradius N.V./Atradius Credit Insurance N.V./Atradius Dutch State Business N.V. Onderlinge 's-Gravenhage/Neerlandia van 1880 TD Waterhouse Bank N.V. Yura/YAM N.V. Foundation Imtech Royal Begemann Group N.V. (appointed "with exclusive authority" by President Court of Justice Enterprise Chamber)
Number of Univar shares held	:	none
Appointed	:	April 25, 2003

Information on the Supervisory Board members

Mr. P. H. Vogtländer (Chairman)

Nationality	:	Dutch
Year of birth	:	1938
Previous important positions held	:	President and CEO of Montell, subsidiary of the Royal Dutch Shell Group Coordinator Chemicals of the Royal Dutch Shell Group
Other Supervisory Board Memberships	:	Chairman, Van Leeuwen Pipe and Tube
Other Positions	:	Chairman of the Dutch Energy Council Member of the Council of the National Greenfund Member of the Advisory Council of SenterNovem Member of the Advisory Council of Uneto-VNI Board member of some foundations
Number of Univar shares held	:	none
First appointed	:	April 25, 2003
End of current term	:	2007
Chairman Selection and Appointment Committee		
Member Remuneration Committee		

Mr. Y. Bobillier (member)

Nationality	:	Swiss
Year of birth	:	1940
Previous important positions held	:	President of Dow Europe Zürich
Other Supervisory Board Memberships	:	Advisory Board of INSEAD, Switzerland
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2009
Chairman Remuneration Committee		

Mr. R. J. Meuter (member)

Nationality	:	Dutch
Year of birth	:	1947
Main position	:	Chairman of the Board of ABN AMRO Pension fund
Previous important positions held	:	Vice Chairman Wholesale Bank–ABN AMRO Bank N.V. Member Managing Board of Kempen & Company Merchant Bank Executive Vice President of Algemene Bank Nederland N.V.
Other Supervisory Board Memberships	:	TD Waterhouse Bank N.V.
Other positions	:	Treasurer of Royal Netherlands Sea Rescue Organization Treasurer of Netherlands Institute of Directors Executive Board, Royal Begemann Group N.V. (appointed "with exclusive authority" by President Court of Justice Enterprise Chamber)
Number of Univar shares held	:	none
First appointed	:	May 10, 2006
End of current term	:	2010
Member Audit Committee		
Member Remuneration Committee		

Prof. G. J. Sharman (member)

Nationality	:	British and American
Year of birth	:	1938
Previous important positions held	:	Director of McKinsey & Company
Other Supervisory Board Memberships	:	Draka N.V. The Fulbright Center
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2010
Member Audit Committee		
Member Selection and Appointment Committee		

Mr. F. F. Waller (member)

Nationality	:	Dutch
Year of birth	:	1958
Present position	:	CFO and Executive Board Member, Buhrmann N.V.
Previous important positions held	:	Unilever N.V.
Other Supervisory Board Memberships	:	none
Number of Univar shares held	:	none
First appointed	:	May 3, 2005
End of current term	:	2009
Chairman Audit Committee		
Member Selection and Appointment Committee		

Gary E. Pruitt
Chairman

Jan H. Holsboer

P. H. Vogtländer
Chairman

Y. Bobillier

R. J. Meuter

G. J. Sharman

F. F. Waller

Gary E. Pruitt
President and Chief Executive Officer

John P. Sammons
Senior Vice President and Chief Administrative Officer
Corporate Secretary

Patrick D. Tole
Senior Vice President and Chief Financial Officer

David W. Mahon
Senior Vice President–Strategic Planning and Business Development

Thomas P. Fallon, Jr.
Vice President and Treasurer

Peter D. Heinz
Vice President and General Counsel

Jeffrey H. Siegel
Vice President and Controller

Ernst & Young
Boompjes 258
3011 XZ Rotterdam
The Netherlands

This report and the statements contained in it are submitted for the general information of the stockholders of Univar N.V. and not in connection with the sale or the solicitation of any offer to buy any securities, nor is it intended as a representation by the company of the value of its securities.

This annual report also is available in Dutch. In cases where textual inconsistencies between the Dutch and English versions occur, the latter will prevail.

The annual report is available on the company's website: www.univarcorp.com.

Shareholders, analysts, portfolio managers, representatives of the news media and other interested parties seeking financial information about the company should contact:

Gregg B. Sloate
Director of Investor Relations
+1 425 638 4911
gregg.sloate@univarcorp.com

Claire Verhagen
Citigate First Financial
+31 (0) 20 575 40 18
claire.verhagen@citigateff.nl

Univar N.V.'s common stock is listed on the Euronext Stock Exchange in Amsterdam, the Netherlands, under the symbol UNIVR.

The Annual General Meeting of Shareholders will be held May 9, 2007, in Rotterdam, the Netherlands.

Univar N.V.
333 Blaak, 11th Floor
3011 GB Rotterdam
The Netherlands

P.O. Box 21407
3001 AK Rotterdam
The Netherlands

Telephone: +31 (0) 10 275 78 00
Fax: +31 (0) 10 414 68 63

END